June 13, 2022

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended March 31, 2022
File No. 001-36555

Gentlepersons:

We are in receipt of your letter dated May 27, 2022, regarding our response, dated April 22, 2022, to your initial comment letter. Unless the context otherwise applies, we reference the comments in your May 27th letter as “comments” and comments in your original comment letter as “prior comments”. For ease of reference, we have set forth each of your comments below in bold with our response to each comment set forth immediately below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations, page F-5

1.	Please explain the basis for classifying the realized gain on the sale of digital currencies outside of loss from operations within other income/expenses. Cite the authoritative accounting literature that supports your accounting.

During 2021, the Company entered into an agreement (analogous to a sponsorship agreement) to pay a developer, who worked on the bitcoin blockchain, for which work the Company did not receive any economic benefit, $8,000 per month in bitcoin (which payment occurred 10 times). The term of the agreement was less than one year, and the work done was not related to the Company’s core business of bitcoin mining. Due to the timing of the transactions and the volatility in the price for bitcoin, the Company had a realized gain on the disposition of the bitcoin of approximately $14,000 during the twelve months ended December 31, 2021. Due to the nature of the services not being related to the Company’s core business, the immaterial amount of the gain and the short timeframe of the arrangement, management concluded that these payments were non-operating expenses.

United States Securities

and Exchange Commission

June 13, 2022

The Company considers any business expense that is not related to the company’s core business operations a non-operating expense. The treatment of this type of expense would fall under FASB 220-10-S99-2(9) – Regulation S-X Rule 5-03, income statements, which states: “State separately in the income statement or in a note thereto amounts of (a) losses on securities (net of profits) and (b) miscellaneous income deductions. Material amounts included under miscellaneous income deductions shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.”

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page F-8

2.	We note that you loaned bitcoin to NYDIG under the Master Securities Loan Agreements and the balance is classified as digital currencies, restricted on the balance sheet. Please describe the material rights and obligations of both parties to the borrowings. Explain how you are accounting for the borrowed bitcoin and the collateral. In addition, please provide the basis for your classification of the interest received on the bitcoin loans in your statement of cash flow. Cite the authoritative accounting literature that supports your accounting.

Each of the loans is documented under a standard Securities Industry and Financial Markets Association form of Master Securities Loan Agreement (“MSLA”) with modifications made to accommodate digital assets and cross-default and set-off provisions. Per the MSLA, the parties have agreed that, until the loaned digital assets are required to be redelivered to the lender upon termination of a loan, the borrower has all of the incidents of ownership of the loaned digital assets, including the right to transfer the loaned digital assets to others. For each loan, (i) loan fees are paid monthly on the monthly anniversary of the trade date; (ii) the loan is uncollateralized; and (iii) either party may terminate the loan at any time with no early termination fee, penalty or make-whole.

We believe that bitcoin should accounted for by the Company as a non-financial asset under ASC 350-10-40-1 and therefore subject to the derecognition guidance in ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. In this case, the Company does not meet the derecognition criteria, as control has not transferred to the borrower. There is no collateral and thus no accounting treatment for collateral. Interest income earned on the non-financial asset is subject to treatment under ASC 835-10 and ASC 835-30.

Please also note that the Company has determined that it will no longer engage in these transactions with NYDIG and is preparing to terminate the MSLA.

3.	We note that, on December 21, 2021 and December 30, 2021, you entered into two separate Simple Agreement for Future Equity (“SAFE”) agreements. Please describe the material rights and obligations of these agreements. Also provide us with your comprehensive analysis to support your accounting for these agreements with reference to the authoritative literature applied. Ensure that your response includes, but is not limited to, an analysis of why you reference the guidance in ASC 323, what consideration was given to the application of ASC 815, and how you assess impairment.

SAFEs are contractual rights to receive equity securities if certain criteria are met and thus regulated by the SEC under federal securities law. The FASB has not issued any authoritative guidance related to SAFEs. Management has determined the investment in a SAFE to be treated under ASC 323 as SAFEs behave more like equity than debt (i.e.: there are no repayment obligations, accrued interest or fixed maturity).

United States Securities

and Exchange Commission

June 13, 2022

Pursuant to ASC 323, Equity Method of Accounting for Investments, the initial investment in another company is recorded as an asset on the balance sheet at cost. An equity method investment is valued as of a specific reporting date with any activity related to the investment recorded through the income statement. Investments are typically current assets if the Company intends to sell them within a year, however as SAFEs have no expiration date, the Company classifies these types of investments as a noncurrent asset due to the indefinite life of the conversion.

Pursuant to ASC 815-40, entities must consider if SAFE investments classify as contracts that may be settled in its own stock; however, the Company is not the issuer in these scenarios, and is merely an investor, so it is not issuing its own stock.

The Company evaluated these investments under guidance provided by ASC 815 and concluded that these investments are not derivatives, nor do they contain embedded derivatives.

The SAFEs currently entered into are contractual agreements between unrelated third party entities and the Company, whereby the Company is granted the right to receive equity shares in the future if certain triggering events occur. As the investments made by the Company do not meet the above mentioned requirements to qualify as a derivative, they are not classified as derivatives under ASC 815.

The Company confers, on a quarterly basis, with each of the unrelated third party entities in which it has invested as to whether any impairment of the fair value of the investment has taken place. The Company will also utilize an outside valuation specialist if it is deemed necessary.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Digital Currencies, page F-13

4.	We note your response to prior comment 11. Further explain how your policy of testing for impairment on a nightly basis complies with ASC 350. In this regard, consistent with ASC 350-30-35-19, you indicate that impairment exists when fair value is below carrying value, and ASC 350-30-35-18 indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

An indefinite-lived intangible asset is initially carried at the value determined in accordance with FASB ASC 350-30-30-1 and should be tested for impairment annually or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. Paragraphs 18B and 18C in FASB ASC 350-30-35 provide examples of relevant facts and circumstances that should be assessed to determine if it is more likely than not that an indefinite-lived intangible asset is impaired. For instance, a decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that a cryptocurrency is impaired. If an impairment indicator exists and it is determined that the carrying amount of an intangible asset exceeds its fair value, an entity should recognize an impairment loss in an amount equal to that excess. After the impairment loss is recognized, the adjusted carrying amount becomes the new accounting basis of the intangible asset. Management referred to paragraphs 15–20 in FASB ASC 350- 30-35 for details on the subsequent accounting. In determining the fair value, management referred to ASC 820-10-35-6 which states: “If there is a principal market for the asset or liability, the fair value measurement shall represent the price in that market (whether that price is directly observable or estimated using another valuation technique), even if the price in a different market is potentially more advantageous at the measurement date”. Bitcoin is highly volatile and continuously traded 24 hours a day, 7 days a week with no specific closing price on any day. Since there is no recognizable cut off and bitcoin is constantly traded, the Company has concluded utilizing a standardized time on a daily basis to determine the closing price provides for consistency in evaluating impairment and eliminates any subjectivity as to when the impairment has occurred.

United States Securities

and Exchange Commission

June 13, 2022

5.	We note your disposition of digital currencies of $80,000. Tell us how this is reflected on the statement of cash flows. Provide an accounting analysis that supports your presentation, and explain the basis for any differences in the presentation from prior periods. Also, please tell us whether you lend your cryptocurrency or otherwise purchase forward contracts related to cryptocurrency. Tell us and disclose your accounting policy for such transactions, and cite the supportive accounting literature.

Disposition of digital currencies of $80,000 was related to transferring $8,000 worth of bitcoin each month for 10 months to the blockchain developer referenced above in Response #1, which cites the accounting analysis as well. Due to the lack of materiality and the unusual nature and subject matter of the transaction, we have included this item in “Changes in operating assets and liabilities: Digital Currencies” on the cash flow statement, including the change in presentation from prior periods. The Company relied on guidance provided by ASC 820-10-35-5 through 35-6A to determine the fair market value of the bitcoin transferred at the time the transfer occurred utilizing the public exchanges.

We are currently loaning 600 bitcoin to NYDIG, which is the subject of Response #2 with appropriate accounting analysis contained therein.

The Company is not currently purchasing forward contracts related to cryptocurrency.

Investment Fund, page F-15

Introductory Note to the responses with respect to the Investment Fund: The Company has recently determined to “collapse” this fund and hold all of its bitcoin directly in order to create a single combined source of collateral in anticipation of potential commercial debt financing in the future. The bitcoin formerly held in the fund is in the process of being transferred back to the Company and will be held directly on the Company’s balance sheet. We are in the process of terminating the fund (which we expect to be completed in the third quarter of this year), with the only assets remaining in the fund being approximately $500,000 in cash to be used to pay any invoices and fees as we unwind the fund. Our answers to the fund-related questions follow (anticipating this unwinding of the fund), and we wanted to make the Commission aware of this recent development.

United States Securities

and Exchange Commission

June 13, 2022

6.	You indicate in response to prior comment 13 that your capital contribution to the investment fund was made in cash. Please reconcile this to your disclosures on page F-11 indicating that you purchased bitcoin through an investment fund and on page 48 that the bitcoin was purchased and placed into the investment fund. In addition, please explain the disclosures throughout your filing indicating that you hold bitcoin in an investment fund, expect to purchase additional bitcoin held by the investment fund, and may sell this bitcoin in future periods to generate cash. Also address your press release on January 25, 2021, stating that you purchased $150 million in bitcoin. In this regard, you have represented that you own 100% of a limited partnership interest in an investment fund and that entity invests in and holds bitcoin.

Pursuant to the response to prior comment 13, the Company funded a $200 million capital contribution into the fund, and the fund purchased $150 million of bitcoin (with $50 million being refunded to the Company). As the Company owns 100% of the limited partnership interests in the fund, and the fund can be collapsed at any time, with the Company retaking direct ownership of the bitcoin in question, the Company, for all practical purposes, does own the bitcoin, even if technically indirectly through the fund of one. Thus, the Company’s position is that it effectively purchased and owns the bitcoin and thus believes its disclosures are correct. This point is further manifested by the fact that the Company is currently in the process of “collapsing” the fund and re-taking direct ownership of the bitcoin in question.

7.	We note your response to prior comment 13. Please provide us with your proposed revised accounting policy for your investment in the investment fund. That is, as previously requested, please address how you are accounting for your limited partnership interest in NYDIG Digital Assets Fund III, LP.

The Company is not intending to revise its accounting policy for the investment in the investment fund. In addition, as discussed in more detail below the Company is actively collapsing the investment fund and anticipates the limited partnership interest in NYDIG Digital Assets Fund III, LP to be dissolved by the end of the third quarter of 2022.

8.	You refer to ASC 810-10-25-38A through 25-38J in response to prior comment 13. Please further describe to us the design and purpose of NYDIG Digital Assets Fund III, LP (“DAF III”). Include in your response: (1) the basis for why you would fund 100% of the capital of DAF III, yet not retain any control over how that capital is deployed; (2) why the General Partner does not receive any economics in performance of its duties; (3) whether DAF III is designed to take on other investors; and (4) whether DAF III is designed to hold investments other than bitcoin.

The fund’s purpose is to invest in bitcoin and to reasonably capture the economic value of any other digital assets that may be granted to the Fund as a result of forks or airdrops and that have material value and are accessible to the fund.

(1) As previously noted, a purchase of $150 million of bitcoin is large relative to liquidity in the market and requires expertise that is unrelated to mining activity conducted by the sole Limited Partner (and the fund may not take on additional limited partners without the consent of its original limited partner, which is the Company), and the Investment Manager exercised meaningful discretion in determining the manner in which to execute the purchase.

(2) The General Partner is wholly owned by the Investment Manager, which receives compensation in the form of a management fee, thus the General Partner is indirectly compensated through the Investment Manager.

United States Securities

and Exchange Commission

June 13, 2022

(3) As previously noted, the Fund is designed to, and the General Partner may, admit additional Limited Partners to the Fund, with the consent of the Limited Partner.

(4) The Fund’s principal investment is in bitcoin; however, the Fund may have more than one investment in the event of a fork or airdrop (i.e., the Investment Manager has discretion over whether to access forks or airdrops that the Fund could potentially be eligible to receive). With notice to the Limited Partner and an opportunity for the Limited Partner to withdraw, the General Partner could amend the Fund’s investment strategy in the future to include additional investments and/or investment strategies.

9.	Refer to your response to prior comment 13. Please identify for us the General Partner and Investment Manager and describe to us any related party relationships. In addition, provide us with your analysis of de facto agents pursuant to ASC 810-10-25-43. Further, and where applicable, explain what consideration was given to the remaining guidance in ASC 810-10-25-42 through 25-44B.

The General Partner is NYDIG Digital Assets Fund III (GP) LLC, and the Investment Manager (“IM”) is NYDIG Asset Management LLC. Neither the General Partner nor the Investment Manager is an affiliate of Marathon Digital Holdings, Inc. The Company does not view either of the GP or the IM as a related party or de facto agent under ASC 810. We reviewed the remaining guidance in ASC 810—25-42 through 25-44B and made a determination that such guidance was not relevant to our set of facts.

10.	In order to help us further evaluate your response to prior comment 13, please clarify which entity is the limited partner of the Fund and whether the limited partner is a consolidated subsidiary of the Company for all periods; clarify to whom the Other Considerations #5 in your response refers and how its expectation “to purchase additional bitcoin held by the investment fund in future periods” is consistent with your accounting conclusion; and identify the various parties invested in or involved with the Fund and their relationships as well as the source of the Fund’s bitcoin.

The Company is itself the limited partner of the fund and is the sole limited partner. The other parties involved are the General Partner and Investment Manager identified above in our response to Comment # 9. The party to whom the Other Considerations # 5 refers to the Company and the expectation is moot as disclosed above, the Company is to liquidate the fund in the near future.

11.	We note your response to prior comment 13 and continue to evaluate your analysis. Please provide us with a copy of the DAF III partnership agreement, the agreement with the Investment Manager, and any other pertinent agreements concerning the governance of DAF III.

The Company has attached a copy of the DAF III partnership agreement (attached LPA and IMA).

United States Securities

and Exchange Commission

June 13, 2022

Revenue Recognition, page F-15

12.	You indicate in response to prior comment 14 and in your disclosure on page 16 of your Form 10-Q for the quarterly period ended March 31, 2022, that you recognize revenue based on the closing price of bitcoin on the day of constructive receipt of the mining reward. We note that constructive receipt of the mining reward can be at least two days from contract inception. As previously requested, please tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception. In addition, please clarify the statement in your disclosure, “The value of the bitcoin rewards, utilizing the prevailing market prices at constructive receipt, is not materially different than the value recognized.” That is, how is there a difference in the value recognized if revenue is recognized based on the closing price of bitcoin on the day of constructive receipt.

Regarding the statement that the constructive receipt of the mining reward can be at least two days from contract inception, that statement is in reference to the actual transfer from the pool wallet to the customer wallets by the custodian, NYDIG of any bitcoin earned outside of normal business hours (i.e., on weekends). The bitcoin rewards that are earned during non-business hours are immediately deposited into the pool wallet and as such, recorded at the pool level as revenue on the same day a block is solved. There is only a delay in the transfer from the pool wallet to the respective customers wallet (including the Company) when bitcoin is earned outside of normal business hours.

Per ASC 606-10-32-21, to determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the noncash consideration (or promise of noncash consideration) at fair value. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The service provided by the Company is computing power in crypto asset transaction verification services to the network. The Company complies with ASC 606-10-32-21 as the Company utilizes the fair value of the block rewards received during each respective day using the closing spot price at 00:00 UTC.

Per ASC 606-10-32-22, if an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration. The Company can identify the fair value of the noncash consideration therefore ASC 606-10-32-22 is not applicable.

Per ASC 606-10-32-23, the fair value of the noncash consideration may vary because of the form of the consideration. If the fair value of the noncash consideration promised by a customer varies for reasons other than only the form of the consideration (for example, the fair value could vary because of the entity’s performance), an entity shall apply the guidance in paragraphs 606-10-32-11 through 32-13. The Company can identify the fair value of the noncash consideration utilizing a consistent methodology each day consideration is received; therefore, ASC 606-10-32-23 is not applicable.

Per ASC 606-10-32-24, if a customer contributes goods or services (for example, materials, equipment, or labor) to facilitate an entity’s fulfilment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. The Company has determined that it maintains complete control of the bitcoin rewarded to the pool for the services provided. Given the function of the bitcoin blockchain, it is not probable that a significant reversal of cumulative revenue will occur at the time the Company receives confirmation of the consideration it will receive.

United States Securities

and Exchange Commission

June 13, 2022

Clarification of the statement “the value of the bitcoin rewards, utilizing the prevailing market prices at constructive receipt, is not materially different than the value recognized” follows. The recognition of revenue in bitcoin is currently 6.25 bitcoin per block. This never changes absent a “halving” event. However, the value of that reward in dollars (“USD”) is constantly fluctuating based on the price of bitcoin, which trades 24/7/365. Therefore, the price of bitcoin (in USD) on the exact moment the company earns a block will vary from the price of bitcoin (again in USD) when the company recognizes the revenue in USD at the end of the day. As outlined in our response to prior comment 11, we have a process in place to monitor this revenue recognition to ensure there are no material differences (in USD).

13.	We note your responses to prior comments 15 and 16 and disclosure on page 16 of your Form 10-Q for the quarterly period ended March 31, 2022. Please distinguish between how you recognized revenue as a pool participant and how revenue is recognized as the pool operator. We may have further comment. Also address the following:

●	As the pool operator, explain how account for the block reward earned and how you present the allocation of the block reward to the 3rd party miners. Provide us with your comprehensive principal versus agent accounting analysis. Refer to ASC 606- 10-55-36 through 55-40; and

As the pool operator, when the transaction verification service yields rewards, which occurs when the block is solved by one of the mining servers contributing hashrate to the pool, the pool receives the block reward (currently 6.25 bitcoin) plus transaction fees associated with the transactions in the block. The Company measures and records the gross amount of bitcoin received at the pool level in USD as revenue pursuant to ASC 606, mentioned above. For each block that is solved, the respective hashrate utilized in solving the block is calculated by the pool software and distributed to the customers of the pool by NYDIG, as custodian of the Company’s digital assets for verification and confirmation. Upon receiving confirmation from the customers of the pool, NYDIG will then distribute the confirmed amount of bitcoin to the customer’s respective wallet. When the bitcoin rewards are distributed to the customer’s wallets, the Company records a reduction in revenue of the pool wallet (utilizing the same fair market value when the bitcoin was constructively earned).

Per 606-10-55-36, when another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.

United States Securities

and Exchange Commission

June 13, 2022

ASC 606 states that “[a]n entity is a principal if it controls the specified good or service before that good or service is transferred to a customer” (ASC 606-10-55-37). A principal obtains control over any one of the following (ASC 606-10-55-37A):

a.	A good or another asset from the other party which the entity then transfers to the customer. Note that momentary control before transfer to the customer may not qualify.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. For example, an entity purchases airline tickets, planning to resell them.

c.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, a furniture manufacturer purchases goods from multiple vendors to build its products.

The Company has concluded that it is a principal under ASC 606. The pool, operated by the Company, aggregates all computing power of the mining devices, which are connected to the bitcoin network, and utilizes the combined hashrate, which is the speed of solving mathematical problems involved in the production of new blocks running the proof-of-work algorithm. The transaction verification service is provided to the blockchain network by the pool. The transaction consideration, if any, is noncash consideration that is measured at fair value on the date it is earned at the pool level.

Per 606-10-55-38, an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer.

In accordance with 606-10-55-37 and 38, the Company is in full control of the goods (bitcoin rewards) to be transferred to the customer (pool participants). The bitcoin rewards are subject to the pool fees charged as discussed in this response letter.

Furthermore, pursuant to ASC 606-10-55-39:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. For example, the entity is responsible for the good or service meeting customer expectations.

b.	The entity has inventory risk before or after (i.e., customer has a right of return) the specified good or service has been transferred to a customer. Inventory risk indicates that the entity controls the good or service even before it obtained a contract with the customer.

c.	The entity has discretion in setting the price for the specified good or service. This may indicate that the entity has the ability to use or direct the use of the good or service. Note that agents sometimes have flexibility in setting prices too, so this indicator is not always helpful.

United States Securities

and Exchange Commission

June 13, 2022

All of the above factors were taken into consideration in determining revenue recognition under ASC 606.

●	You indicate that “mining revenues are recorded net of any pool fee, not gross, with an offsetting cost of revenue.” Please clarify this statement and differentiate your accounting for any pool fees earned as the pool operator with third party miners, as the pool operator and participant in your own pool, and when you participated in third party pools. Explain the nature of the amounts that are included in the offsetting cost of revenue. Tell us what consideration was given to whether the pool fee you retain relates to activities you must undertake to fulfill your contract as the pool operator. Also tell us whether the bitcoin rewarded among pool participants, net of the pool fee, represents the transaction price; and

Regarding the previous sentence “mining revenues are recorded net of any pool fee, not gross, with an offsetting cost of revenue”, please see additional language above related to transactions when the pool contained third-party customers. The pool charged all pool participants, including the Company, a pool fee of 0.5% on all blocks earned by the pool. These amounts were immaterial and disclosed in our most recent Quarterly Report on Form 10-Q.

Effective April 30, 2022, third party miners are no longer permitted to participate in the Company’s mining pool, and prospectively, the Company will be the only participant and contribute 100% of the pool’s hashrate. As such, the Company will no longer incur pool fees for operating its own mining pool as the sole customer of the pool.

Regarding the nature of offsetting cost of revenue, the Company pays a monthly license fee to a third party vendor for access and utilization of the pool software. The pool fees retained relate directly to the Company’s responsibilities as pool operator. Without utilizing the pool software, the mining servers would not be able to properly perform the calculations essential to solving the transaction verification service equation and in turn, would not generate any revenue / bitcoin rewards.

The bitcoin rewarded to pool participants, net of the pool fee, represents the transaction price for the amounts distributed.

●	Provide us with your proposed revised revenue recognition policy disclosure in response to our comments.

The Company is not proposing a revised revenue recognition policy. Pursuant to ASC 606-10-25-1, the Company uses the fair value of the digital assets measured at the time of receipt as the transaction price.

Note 5 - Debt, Commitments and Contingencies

Revolving Credit Line, page F-27

14.	We note the terms of the collateral for your revolving line of credit. Please provide us with your analysis of the accounting for any bitcoin stored in a custody account for the benefit of the Bank pledged as collateral. Cite the authoritative accounting literature relied upon.

The Company relies on the guidance in FASB ASC 805, whereas the Company needs to evaluate whether any potential loss events, such as theft, impact the measurement of the asset on a monthly basis. The amount of required collateral (in USD) that is transferred to the custody account is confirmed on the date of transfer by the Lender in conjunction with the custody provider. That amount is reclassified into a restricted digital currency account on the Company’s balance sheet pursuant to ASC 820.

United States Securities

and Exchange Commission

June 13, 2022

Form 10-Q for the Quarterly Period Ended March 31, 2022

Consolidated Condensed Statement of Operations, page 4

15.	Please clarify that the line item of total other (expenses) income excludes interest expense.

Management confirms that the caption “total other (expenses) income” excludes the impact of interest expense. In response to previous comments, we determined to completely update our disclosures during the first quarter. As part of this effort, we updated our income statement presentation to show interest expense separately.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 15

16.	We note from your disclosure here and in response to prior comment 8 that, on March 31, 2022, you negotiated to terminate the three agreements associated with the Hardin, Montana facility effective in the third quarter of 2022. Please tell us what consideration was given to the impairment of the assets related to the build-out of the Hardin Station.

Pursuant to ASC 360, the Company has given consideration to impairment and determined that the value of the asset is not impaired. However, the useful life wherein the company is obtaining economic benefit has been reduced from the original term in the service agreement. As such, the Company has accelerated the depreciation expense on a monthly basis through the remainder of the term pursuant to ASC 360-10. We expect to continue our operations at Hardin through August 2022. The carrying costs of the assets remain at the original cost paid as reflected in the Company’s balance sheet.

Non-GAAP Financial Measures, page 17

17.	We note your revised presentation of non-GAAP measures in response to prior comments 3 and 4. Please address the following:

●	Revise to remove the adjustment for changes in the fair market value of your investment fund from your computation of non-GAAP measures. In this regard, we note your explanation that the adjustment is due to the fundamentally different accounting for your self-mined bitcoin and because the amount can vary significantly from period-to-period. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Management made significant changes to MD&A, including non-GAAP disclosures, in its March 31, 2022 10-Q filing. These changes were driven by our desire to be responsive to previous comments and to provide investors with meaningful information related to our current operations. Specifically, we defined Adjusted Net Income as GAAP net income (or loss) for the period with adjustments to add back the impacts of (1) stock compensation expense, net of withholding taxes (2) changes in the fair market value of our investment fund and (3) the tax effects of the aforementioned adjustments. Since this is the non-GAAP measure used internally by management to evaluate earnings performance for the period, our position is that this non-GAAP measure, when taken as additional information in conjunction with the GAAP income statement, enables investors to evaluate the earnings of current operations exclusive of these two non-cash items. I wish to emphasize that the changes we made in our March 31, 2022 10-Q were undertaken as a means of being responsive to the Commission’s original comments while also providing investors with a certain level of transparency and insight into how Management evaluates performance. That being said, given the Commission’s initial comment and further comment on this matter, and absent any additional comment from the Commission on this matter we will, on a prospective basis exclude the change in fair value of the fund from the calculation of Adjusted Net Income.

United States Securities

and Exchange Commission

June 13, 2022

●	Revise to remove the adjustment for impairment of digital currencies from your computation of adjusted EBITDA. As previously noted in prior comment 3, we believe that adjusting for impairment of mined cryptocurrency does not provide useful information to investors in light of your strategy to hold bitcoin as a long term investment and sell bitcoin in future periods as needed to generate cash for treasury management and other general corporate purposes, in addition to the recurring nature of this charge.

Management also added a reconciliation from GAAP Net Income to Adjusted EBITDA to its March 31, 2022 10-Q filing. This was the first time we used this non-GAAP measure and we received positive feedback from investors for adding this non-GAAP measure. We define Adjusted EBITDA as:

●	GAAP net income (or loss) for the period with adjustments to add back the impacts of

○	interest expense
○	income tax expense and
○	depreciation and amortization

●	This enables the investor to arrive at an EBITDA subtotal, which is then further adjusted for specific non-cash items which currently include:

○	stock compensation expense, net of withholding taxes
○	changes in the fair market value of our investment fund
○	changes in fair value of warrant liability
○	impairment of digital currencies and
○	other impairments of long-lived assets,

●	This reconciliation results in what we define as “Adjusted EBITDA”. We stated that Adjusted EBITDA is used by management in evaluating operating performance and we believe it to be a meaningful non-GAAP measure used by investors to compare the Company’s operating performance with that of other companies within the industry.

We believe that this presentation complies with Item 10(e)(1)(ii)(A) in that we present a clear reconciliation from the GAAP measure (Net Income) to a non-GAAP measure (EBITDA) and then a clear reconciliation from EBITDA to Adjusted EBITDA. It is important to note that none of the adjustments from EBITDA to Adjusted EBITDA represent normal, recurring cash operating expenses necessary to operate the company’s business.

United States Securities

and Exchange Commission

June 13, 2022

In preparing our March 31, 2022 10-Q, we also attempted to take a completely fresh approach to the MD&A by creating a step-by-step “walk” for the investor through the components of the GAAP Net Income, including a comprehensive discussion as to the key drivers of each item. Upon completion of the GAAP portion of the MD&A, we discussed Adjusted Net Income (which we plan to modify or drop) and Adjusted EBITDA. Our discussion of Adjusted EBITDA, coming after GAAP Net Income, helps highlight the differences between the GAAP measure and the non-GAAP measure by building off of the MD&A discussion that precedes the Adjusted EBITDA section of the MD&A. We believe that this presentation supports the consideration of non-GAAP measures in conjunction with (and after giving consideration to) GAAP measures.

We also updated the description of our non-GAAP disclosures to emphasize that these disclosures need to be taken in conjunction with, and not as a replacement to, our GAAP disclosures:

“These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate our business performance and to help make operating decisions. We believe that this combination of reconciliations from GAAP net income to non-GAAP measures is important when taken together with the GAAP financial results in that they provide a meaningful view of earnings performance for management and investors. We also believe that these non-GAAP measures provide additional information to investors about the Company’s performance because they eliminate certain items not associated with current-period transactions and other significant discrete items that might impact the comparison of period-to-period results

Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. Our non-GAAP financial measures are not meant to be considered in isolation and should be read only in conjunction with our Consolidated Condensed Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Condensed Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measures only supplementally.”

●	As previously requested in prior comment 4, explain the nature of the non-GAAP adjustment to adjusted EBITDA for amortization of prepaid service contracts. Explain why you believe that adjusting for this item is useful information to investors as it appears to represent a normal, recurring, operating expense. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Amortization of prepaid service contracts constitute a non-cash expense and are included in cost of revenues on the income statement. Management’s position is that it is appropriate to exclude these amounts from the calculation of Adjusted EBITDA since they are (1) part of depreciation and amortization (within cost of revenues) and (2) are non-cash. As a result, the Company is not “excluding a normal, recurring cash operating expense necessary to operate a registrant’s business” from the non-GAAP measure of Adjusted EBITDA.

United States Securities

and Exchange Commission

June 13, 2022

•	Revise to present the most directly comparable GAAP financial measures to basic and diluted adjusted net income per share. Refer to Item 10(e)(1)(i)(A) and (ii)(E) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

Management will provide the required reconciliation on a prospective basis.

Liquidity and Capital Resources, page 21

18.	We note your disclosure here as well as the proposed prospective disclosure in response to prior comment 7. Further revise to provide quantitative and qualitative analysis of the underlying reasons for the material changes in net cash used by operating activities, as previously requested.

As mentioned earlier, we undertook a complete revision of our MD&A in preparing the first quarter 10-Q and this comment resulted from oversight on my part in preparing the new version of our MD&A. We will address this prospectively by providing additional commentary on operating cash flows in all future filings.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that this response answers the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our response.

Sincerely,
/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

NYDIG DIGITAL ASSETS FUND III, LP

Amended and Restated
Limited Partnership Agreement

Dated as of January 21, 2021

PARTNERSHIP INTERESTS IN NYDIG DIGITAL ASSETS FUND III, LP (THE "PARTNERSHIP") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE STATE SECURITIES LAWS. PARTNERSHIP INTERESTS IN THE PARTNERSHIP ARE INTENDED TO BE ACQUIRED FOR INVESTMENT, AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

TABLE OF CONTENTS

Page

ARTICLE I. General Provisions 1

Section 1.01. Formation of the Partnership 1

Section 1.02. Partnership Name and Address 1

Section 1.03. Registered Agent and Registered Office 1

Section 1.04. Fiscal Year and Fiscal Quarter 2

Section 1.05. Class Designation 2

Section 1.06. Purposes of the Partnership 2

Section 1.07. Assignability of Interest 3

Section 1.08. Withdrawal of Initial Limited Partner 4

Section 1.09. Tax Classification of the Partnership 4

ARTICLE II. Management of the Partnership 4

Section 2.01. Management Generally 4

Section 2.02. Authority of the General Partner 4

Section 2.03. Indebtedness 11

Section 2.04. Reliance by Third Parties 11

Section 2.05. Conflicts of Interests; Other Activities of the General Partner and the Investment Manager 12

Section 2.06. Exculpation 15

Section 2.07. Indemnification 16

Section 2.08. Contribution for Liabilities 17

Section 2.09. Management Fee; Payment of Certain Costs and Expenses 17

Section 2.10. Feeder Funds 19

ARTICLE III. Capital Accounts of Partners and Operation Thereof 19

Section 3.01. Definitions 19

Section 3.02. Capital Contributions 20

Section 3.03. Capital Accounts 21

Section 3.04. Partnership Percentages 21

Section 3.05. Allocation of Net Capital Appreciation or Net Capital Depreciation 22

Section 3.06. Valuation of Assets and Liabilities 22

Section 3.07. Allocation of Income and Loss for Tax Purposes 23

Section 3.08. Determination by General Partner of Certain Matters 24

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ARTICLE IV. Admission of New Limited Partners		24
Section 4.01.	New Partners	24
ARTICLE V. Withdrawals and Distributions of Capital		24
Section 5.01.	Withdrawals and Distributions in General	24
Section 5.02.	Withdrawals	24
Section 5.03.	Required Withdrawals	26
Section 5.04.	Death, Disability, etc	26
Section 5.05.	Distributions	27
Section 5.06.	Effective Date of Withdrawal	30
Section 5.07.	Limitations on Withdrawal of Capital Account	30
Section 5.08.	Withdrawals by BHC Limited Partners	31
ARTICLE VI. Duration and Dissolution of the Partnership		31
Section 6.01.	Duration	31
Section 6.02.	Dissolution	31
ARTICLE VII. Tax Returns; Reports to Partners; Other Tax Matters		32
Section 7.01.	Independent Auditors	32
Section 7.02.	Filing of Tax Returns	32
Section 7.03.	Partnership Representative	32
Section 7.04.	FATCA	33
Section 7.05.	Reports to Current Partners	34
Section 7.06.	Reports to Current and Former Partners	34
ARTICLE VIII. Miscellaneous		35
Section 8.01.	General	35
Section 8.02.	Power of Attorney	35
Section 8.03.	Amendments to Partnership Agreement	36
Section 8.04.	Waivers and Other Agreements; Reconstitution	37
Section 8.05.	Non-Voting Interests of BHC Limited Partners	37
Section 8.06.	Non-Voting Interests of Registered Fund Limited Partners	38
Section 8.07.	Choice of Law	38
Section 8.08.	Consent to Jurisdiction	38
Section 8.09.	Adjustment of Basis of Partnership Property	38
Section 8.10.	No Third Party Rights	38
Section 8.11.	Confidentiality	38
Section 8.12.	Notices	39

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Section 8.13. Goodwill 40
Section 8.14. Headings 40
Section 8.15. Pronouns 40
Section 8.16. Survival 40
Section 8.17. Severability 40
Section 8.18. Legal Counsel 40
Section 8.19. Entire Agreement 40
Section 8.20. Table 41

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AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT OF

NYDIG DIGITAL ASSETS FUND II, LP

Dated as of January 21, 2021

This Amended and Restated Limited Partnership Agreement (this "Agreement") of NYDIG Digital Assets Fund III, LP (the "Partnership") is entered into as of January 21, 2021 by and among NYDIG Digital Assets Fund III (GP) LLC, a Delaware limited liability company, as the general partner of the Partnership (the "General Partner"), the initial limited partner (the "Initial Limited Partner") named in the Initial Agreement (as defined below), and all other persons admitted as limited partners of the Partnership, whether in counterpart, by separate instrument or otherwise (all of whom are hereinafter collectively referred to as the "Limited Partners" and each of whom is hereinafter sometimes referred to individually as a "Limited Partner"; the General Partner and the Limited Partners are hereinafter collectively referred to as the "Partners").

Certain terms are used in this Agreement as specifically defined herein and as specified in Section 8.20.

ARTICLE I.

General Provisions

Section 1.01. Formation of the Partnership. The Partnership was formed under the name "NYDIG Digital Assets Fund III, LP" as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101 et seq.), as amended from time to time (the "Act"), by the filing of the Certificate of Limited Partnership of the Partnership with the Office of the Secretary of State of the State of Delaware on January 21, 2021. In connection with the formation of the Partnership, the General Partner and the Initial Limited Partner entered into a limited partnership agreement (the "Initial Agreement") dated as of January 21, 2021. Said parties wish (i) to amend and restate the Initial Agreement to reflect the subsequent withdrawal of the Initial Limited Partner and the admission of the undersigned Limited Partners and as otherwise set forth herein and (ii) to continue the Partnership. The General Partner, for itself and as agent for the Limited Partners, shall make every reasonable effort to assure that all other certificates and documents are properly executed, and shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all of the requirements for the formation and continuation of the Partnership as a limited partnership under the Act.

Section 1.02. Partnership Name and Address. The name of the Partnership is NYDIG Digital Assets Fund III, LP. Its principal office is located at 510 Madison Ave, 21st Floor, New York City, NY 10022 or at such other location as the General Partner in the future may designate. The General Partner shall promptly notify the Limited Partners of any change in the Partnership's address.

Section 1.03. Registered Agent and Registered Office. The Registered Agent for the Partnership is Corporation Service Company. The address of the Registered Office of the

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Partnership in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19808.

Section 1.04. Fiscal Year and Fiscal Quarter. The fiscal year of the Partnership (herein called the "Fiscal Year") shall end on December 31 of each calendar year. The fiscal quarters of the Partnership (each herein called "Fiscal Quarter") shall end on March 31, June 30, September 30 and December 31 of each calendar year, respectively.

Section 1.05. Class Designation. Interests in the Partnership may be offered in multiple classes (each, a "Class"). Additional Classes may be created having such relative rights, powers and duties, and Interests therein may be issued on such terms and conditions, as the General Partner may determine from time to time with the consent of the Limited Partner; provided further, that for purposes of voting under this Agreement and the Act, each Class shall constitute a single class or group of partners. The General Partner will provide notice to the existing Limited Partners in connection with the establishment of a new Class. The names of all of the Partners and the amounts of their respective contributions to the Partnership are set forth in the books and records of the Partnership at the Partnership's principal office.

Section 1.06. Purposes of the Partnership. The Partnership is organized for the purpose of engaging in any lawful act or activity for which limited partnerships may be formed under the Act, including, without limitation, investing in Authorized Investments (as defined below), directly or indirectly through a master fund that may be established in the future, and engaging in all activities and transactions as the General Partner may deem necessary or advisable in connection therewith, including, without limitation:

(a) Authorized Investments: to invest, on margin or otherwise, directly or through subsidiaries or other special purpose vehicles, in financial and other instruments, U.S. or non-U.S., whether existing on the date hereof or subsequently developed including, without limitation: (i) digital currencies, coins and/or tokens, such as Bitcoin (BTC) and any other assets that, in the discretion of the General Partner, should be considered to be digital assets ("Digital Assets"); (ii) capital stock; (iii) shares of beneficial interest; (iv) partnership and limited liability company interests and similar financial instruments; (v) bonds, notes and debentures (whether subordinated, convertible or otherwise); (vi) currencies; (vii) interest rate, currency, commodity, equity, and other derivative products, including, without limitation, (A) futures contracts (and options thereon) relating to Digital Assets, stock or other indices and currencies, U.S. government securities, and securities of non-U.S. governments, other financial instruments, and all other commodities, (B) swaps, options, warrants, forwards, caps, collars, floors, and forward rate agreements, swaptions, contracts for differences, participatory notes, and contingent value rights, including, without limitation, any such agreements relating to Digital Assets, (C) spot and forward currency transactions, (D) agreements relating to or securing such transactions, and (E) lending transactions, borrowing transactions, repurchase agreements, and other transactions with similar effect to such agreements; (vii) participations; (viii) money market funds; (ix) exchange-traded funds; (x) obligations of the United States or any state thereof, foreign governments and instrumentalities of any of them; (xi) commercial paper; (xii) certificates of deposit; (xiii) bankers' acceptances; and (xiv) any other obligations and instruments or evidences of indebtedness of whatever kind or nature; in each case, of any person, corporation, government or other entity whatsoever, whether

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or not publicly traded or readily marketable (all such items being called herein an "Authorized Investment" or "Authorized Investments");

(b) Other Undertakings: to make and perform all contracts and other undertakings and engage in all activities and transactions as may, in the opinion of the General Partner, be necessary or advisable to carry out the purposes of the Partnership, including, without limitation, the purchase, sale, transfer, mortgage, loan, pledge and exercise of all rights, powers, privileges and incidents of ownership or possession with respect to any Partnership asset or liability; and to secure payment of any Partnership obligation by mortgage upon, or hypothecation or pledge, of Partnership assets;

(c) Maintaining Reserves: to establish and maintain reserves that the General Partner in its sole discretion deems to be appropriate (including, without limitation, for defensive purposes or for the purpose of taking advantage of investment opportunities), and to invest such reserves in U.S. or non-U.S. money market instruments, including, but not limited to, government obligations, custodial receipts, certificates of deposit, time deposits and bankers' acceptances, commercial paper, master demand notes, short-term corporate debt securities and repurchase agreements; and

(d) Other Powers: otherwise to have all the powers available to it as a limited partnership under the laws of the State of Delaware.

The Partnership may engage in these activities (x) directly and/or (y) indirectly through one or more special purpose vehicles ("SPVs") organized inside or outside of the United States as the Partnership or the General Partner or an Affiliate of the foregoing may establish in their sole discretion. The term "Affiliate" shall mean, with respect to any individual, general or limited partnership, limited liability company, corporation, association, trust, unincorporated organization or association, a government or an agency or political subdivision thereof or any other entity (or series thereof) whatsoever (a "Person"), any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term "control" means (i) the legal or beneficial ownership of securities representing a majority of the voting power of any Person or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether by contract or otherwise.

Section 1.07. Assignability of Interest. Without the prior written consent of the General Partner, which may be granted or withheld in its sole and absolute discretion, a Limited Partner may not (i) pledge, assign or otherwise encumber or transfer (including, without limitation, through entry into derivatives transactions with respect thereto and transfers for U.S. federal income tax purposes) its Interests, in whole or in part, directly or indirectly, to any Person except by operation of law or as provided in Section 5.04, or (ii) substitute for itself as a Limited Partner any other Person. In this regard, the proposed transferee will be required to make the representations and warranties required of a subscriber for Interests in form and substance satisfactory to the General Partner. No proposed transferee, and no proposed transfer, will be recognized unless and until the documents relating to the proposed transfer, including, but not limited to, assignee documents, pursuant to which the transferee agrees to be bound by the terms of this Agreement, have been approved by the General Partner. The General Partner reserves the right to approve or reject any transfer in its sole and absolute discretion. The Limited Partner and/or transferee will bear all expenses incurred by the Partnership or the General Partner in respect of

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any transfer (or proposed transfer) unless the General Partner determines otherwise, including, without limitation, the reasonable legal fees and expenses of the General Partner and the Partnership in connection with the transfer and any tax imposed under Section 1446(f) of the Code. The General Partner may require a Limited Partner seeking to transfer its Interests to obtain, at such Limited Partner's cost, a legal opinion satisfactory to the General Partner that such transfer does not require registration under the Securities Act of 1933, as amended (the "1933 Act"), or the Investment Company Act of 1940, as amended (the "1940 Act"), or subject the Partnership to other regulatory or tax burdens (including, without limitation, being treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes). Any attempted pledge, assignment, encumbrance or other transfer or substitution not made in accordance with this Section 1.07 shall be null and void. The General Partner may, without the consent of the Limited Partners, transfer all or part of the General Partner's Interest to any Person that controls, is controlled by, or is under common control with the General Partner immediately prior to such transfer, and admit such person as an additional or substitute general partner of the Partnership. Any transferee of all of the General Partner's Interest shall be admitted to the Partnership as a general partner of the Partnership effective immediately prior to the withdrawal of the transferring General Partner, and such new general partner may, and shall, carry on the business of the Partnership without dissolution and the remaining Partners shall be deemed to have consented to the continuation of the Partnership without dissolution. Changes in the members, partners, directors, or officers of the General Partner shall not require the consent of the Limited Partners and will not dissolve the Partnership.

Section 1.08. Withdrawal of Initial Limited Partner. Immediately upon the execution of this Agreement, the Initial Limited Partner hereby withdraws from the Partnership with immediate effect and hereby acknowledges the return of its capital contribution, and the Initial Limited Partner shall have no obligation or liabilities to the Partnership.

Section 1.09. Tax Classification of the Partnership. It is intended that the Partnership be classified as a partnership or disregarded entity for U.S. federal income tax purposes. The Partnership shall not file any election, and the General Partner shall not cause the Partnership to file any election to be treated as an entity other than a partnership or disregarded entity under Treasury Regulation Section 301.7701-3.

ARTICLE II.

Management of the Partnership

Section 2.01. Management Generally. The management of the Partnership shall be vested exclusively in the General Partner. Except as authorized by the General Partner, the Limited Partners shall have no part in the management or conduct of the Partnership, and shall have no authority or right to act on behalf of the Partnership in connection with any matter.

Section 2.02. Authority of the General Partner. The General Partner shall have the power on behalf and in the name of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in Section 1.06, and to perform all acts and enter into and perform all contracts and other undertakings, that it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

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(a) provide research and analysis and direct the formulation of investment policies and strategies for the Partnership;

(b) acquire a position with respect to any Authorized Investment and make purchases or sales increasing, decreasing or liquidating such position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

(c) purchase, sell, hold and generally to trade Authorized Investments;

(d) enter into contracts for or in connection with investments in Authorized Investments;

(e) possess, sell, exchange, hypothecate, lease, transfer, mortgage, pledge or otherwise deal in, and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, Authorized Investments and other property and funds held or owned by the Partnership;

(f) vote, give assent and otherwise to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the Authorized Investments or other assets of the Partnership; and execute and deliver proxies or powers of attorney to such Person or Persons as the General Partner shall deem proper, granting to such Person or Persons such power and discretion with relation to Authorized Investments or other assets as the General Partner shall deem proper;

(g) exercise powers and rights that in any manner arise out of ownership of Authorized Investments, including, without limitation, subscription rights, on behalf of the Partnership;

(h) hold any Authorized Investment or other assets in a form not indicating any particular owner, whether in bearer, unregistered or other negotiable form, or in the name of the Partnership or in the name of a responsible custodian, sub-custodian or other depository or a nominee or nominees;

(i) participate in any "hard fork" of the blockchain or similar event with respect of any Digital Asset; and participate in mining, staking or similar blockchain activities with respect of any Digital Asset;

(j) enter into and consummate any reorganization, conversion, division, consolidation or merger of any corporation or issuer, any Authorized Investment that is or was held by the Partnership; consent to any contract, lease, mortgage, purchase or sale of property by such a corporation or issuer; and pay calls or subscriptions with respect to any Authorized Investment held by the Partnership;

(k) take all actions reasonably necessary to establish the Partnership's lawful ownership of Authorized Investments or other assets of the Partnership;

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(l) institute, prosecute, defend, settle, compromise or otherwise adjust all claims (including but not limited to claims for taxes) and litigation arising out of the conduct of the affairs of the Partnership or in the enforcement of obligations due it, including all rights of appeal;

(m) employ or consult with such agents or independent contractors as the General Partner may deem necessary or advisable, including without limitation, brokers, auditors, counsel, administrators, accountants, managers or specialists in any field of endeavor whatsoever, including such Persons as may be Limited Partners or affiliated with any Partner (including, for the avoidance of doubt, the General Partner);

(n) subject to Section 7.03, pay or cause to be paid out of the capital or income of the Partnership, or partly out of capital and partly out of income, as the General Partner deems fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the conduct of the affairs of the Partnership, or in connection with the management thereof (the "Partnership Expenses"), including but not limited to:

(i) all legal and other out-of-pocket expenses incurred in connection with the organization and any restructuring, reorganization, reconstitution, merger or conversion of the Partnership and the General Partner;

(ii) the payment of the Management Fee (as defined in Section 2.09(a) hereof) to the General Partner;

(iii) internal and external legal, accounting (including the cost of accounting software packages), bookkeeping, tax compliance, auditing, consulting, insurance and other professional expenses, including those of valuation firms, appraisers, insurers, insurance brokers, futures commissions merchants and prime brokers (if any);

(iv) expenses associated with compliance with securities, commodities and other applicable laws and regulations (including, without limitation, expenses related to the Partnership's or the General Partner's preparation and filing of Form PF, Form ADV, Form D, Form PQR, and all amendments thereto, if applicable, and any regulations which may not be currently in effect);

(v) administration fees and other expenses relating to the provision of administration services;

(vi) ordinary administrative and operating expenses, including all expenses associated with the pricing of Partnership assets;

(vii) risk management expenses;

(viii) third-party and out-of-pocket research and market data expenses (including, without limitation, news, quotation, statistics and pricing services, hardware, software, data bases and other technical and telecommunications services and equipment used in the investment management and order management processes);

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(ix) interest and fees (including, without limitation, commitment, structuring and underwriting fees) on indebtedness, if any;

(x) bank service, custodial and similar fees, including the payment of any custody fee payable to an affiliated or third-party custodian;

(xi) fees and expenses (including, without limitation, travel expenses) related to the analysis, purchase, sale, transmittal, maintenance and/or administration of the Partnership's investments (directly or through SPVs) and other investment-related expenses (including, but not limited to, research and due diligence costs), whether or not the investments are consummated (including broken-deal costs), including for industry seminars and conferences;

(xii) fees and expenses related to the purchase, monitoring, sale, execution, clearing, settlement, custody or transfer of Partnership assets (directly or through SPVs), including, but not limited to, brokerage expenses, clearing costs, settlement costs, custodial costs, interest charges, expenses relating to short sales or repurchase agreements, commissions, costs related to the use of third-party digital currency wallet or vault providers and costs related to the use of counsel or consultants related to any of the foregoing (and including, for the avoidance of doubt, any of the foregoing costs payable to any Affiliate of the General Partner engaged in digital asset trading, derivatives, repurchase, borrowing or lending transactions);

(xiii) professional fees (including, without limitation, expenses of consultants, experts and specialists);

(xiv) fees and expenses in connection with any repurchases or redemptions of Interests in the Partnership;

(xv) third-party and out-of-pocket fees and expenses relating to systems and software used in connection with the operation of the Partnership and investment-related activities;

(xvi) legal expenses (including, without limitation, settlement costs and costs arising in connection with a litigation or regulatory investigation instituted against the Partnership and/or the General Partner in their capacity as such);

(xvii) governmental, regulatory, licensing, filing or registration fees and expenses, including registered agent and registered office fees and expenses;

(xviii) entity-level taxes and any taxes and duties payable in any jurisdiction in connection with the operation of the Partnership that the General Partner determines to be a Partnership Expense;

(xix) fees and expenses relating to the offer and sale of Interests (including, without limitation, organizational fees and expenses and filing and legal fees);

(xx) costs and expenses incurred in connection with the dissolution, winding up or termination of the Partnership;

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(xxi) costs and expenses associated with preparing tax returns, making tax elections and determinations, and similar activities;

(xxii) costs and expenses related to any negotiations with, and the admission of, any Limited Partner to the Partnership;

(xxiii) expenses related to the Partnership's indemnification obligations hereunder (including any expenses advanced by the Partnership to an Indemnified Party (as defined below) pursuant to Section 2.07);

(xxiv) costs and expenses associated with the organization and maintenance of any SPVs or other investment conduits of the Partnership;

(xxv) such other ordinary or extraordinary expenses associated with the operations of the Partnership and its investment activities as the General Partner may deem necessary or proper to incur; and

(xxvi) the Partnership's pro rata share of the expenses of any SPV, including, but not limited to, those described in (i) through (xxv) of this Section 2.02(n) with respect to any such SPV in lieu of the Partnership; provided, any expenses solely relating to the Partnership and paid by such SPV may be specially allocated to the Partnership as the general partner, directors or managing member of the SPV, as applicable, deems appropriate.

(o) establish, set aside, create or charge against applicable Capital Accounts (as defined below) appropriate reserves at such times and in such amounts as the General Partner in its sole discretion may deem appropriate;

(p) to make such elections, filings and determinations under the tax laws of the United States, the several States or other relevant jurisdictions as to any matter, including without limitation, to the extent applicable, an election to adjust the basis of the assets of the Partnership under section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), to be treated as an "electing investment partnership" within the meaning of section 743(e), elections under Sections 6221(b) and 6226(a), the filing of a request under Section 6227, or a "mark-to-market" election under section 475(f) of the Code, as the General Partner may determine;

(q) enter into joint ventures, general or limited partnerships and any other combinations or associations;

(r) endorse, accept or guarantee (including on a joint or joint and several basis) the payment of any notes, drafts or other obligations of any Person; make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and mortgage or pledge any part of the property of the Partnership to secure any of or all such obligations;

(s) purchase and pay for such insurance, if any, and any insurance related expenses for any insurance as the General Partner may cause the Partnership to purchase to insure the Partnership's assets against theft or other loss or to insure the Partnership, any SPV, the General Partner, any other Indemnified Party or any Person indemnified by the Partnership against liability in connection with the activities of the Partnership, including, without limitation, key man

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insurance policies naming the Partnership as beneficiary and insurance policies covering any Person or entity individually against all claims and liabilities of every nature arising by reason of being, holding, having held, or having agreed to hold office as, a Partner, officer, employee, agent, investment advisor or manager, representative serving on a committee or otherwise, or independent contractor of the Partnership, the General Partner, the managing member (or equivalent) of the General Partner or the Investment Manager, or an Affiliate of any of them, or being, serving, having served, or having agreed to serve at the request of the Partnership as a partner, manager, director, trustee, officer, employee, agent, representative serving on a committee or otherwise, or independent contractor of another partnership, limited liability company, corporation, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted by any such Person or entity in any of the foregoing capacities, including any action taken or omitted that may be determined to constitute negligence, whether or not in the case of insurance the Partnership would have the power to indemnify such Person against such liability;

(t) borrow money and make, issue, accept, endorse and execute promissory notes, drafts, bills of exchange and other instruments and evidences of indebtedness, and secure the payment thereof by mortgage, pledge or assignment of or security interest in all or any part of the Authorized Investments and other property then owned or thereafter acquired by the Partnership;

(u) engage personnel, whether part-time or full-time, and attorneys, independent accountants or such other Persons as the General Partner may deem necessary or advisable;

(v) lend, either with or without security, any Authorized Investments, funds or other properties of the Partnership, including by entering into reverse repurchase agreements, and, from time to time, without limit as to the amount, borrow or raise funds, including by entering into repurchase agreements, and secure the payment of obligations of the Partnership by mortgage, pledge, charge, assignment by way of security or hypothecation of, all or any part of the property of the Partnership (and including, for the avoidance of doubt, any of the foregoing actions with any Affiliate of the General Partner engaged in digital asset trading, derivatives, repurchase, borrowing or lending transactions);

(w) open, maintain and close accounts, including margin and custodial accounts, with counterparties, brokers, dealers, futures commission merchants, and at digital currency exchanges, including counterparties, brokers, dealers and exchanges located outside the United States, exchanges in which the Other Clients (as defined in Section 2.02(z)), General Partner or the Investment Manager or their Affiliates have made an investment and counterparties, brokers, dealers and exchanges that are affiliated with the General Partner or the Investment Manager, which power shall include the authority to issue all instructions and authorizations to those counterparties, brokers and exchanges regarding the Authorized Investments and/or money held in such accounts or by the exchange on behalf of the Partnership, to pay, or authorize the payment and reimbursement of, transaction expenses and reasonable brokerage or exchange commissions that may be in excess of the lowest rates available from other digital currency exchanges or that are paid to brokers who execute transactions for the account of the Partnership and who (i) supply, or pay for the cost of, brokerage, research or execution services utilized by the Partnership, the General Partner, the Investment Manager or Other Clients (as defined below) and/or (ii) pay for (or rebate a portion of the Partnership's brokerage or exchange commissions for payment of)

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obligations of the Partnership (as provided in Section 2.02(n) hereof) or the Partnership's share of such obligations;

(x) open, maintain and close accounts, including custodial accounts, with banks, trust companies and other service providers (including third-party digital currency wallet providers) providing Digital Asset custody services, including banks, trust companies and service providers located outside the United States, banks, trust companies and service providers in which the Other Clients or any Affiliates of the General Partner have made an investment or banks, trust companies and service providers that are affiliated with the General Partner, and draw checks or other orders for the payment of monies;

(y) where practicable and permitted, negotiate, on behalf of the Partnership and any SPVs thereof, joint sales or purchases of Authorized Investments on an "off-exchange" basis with one or more of the General Partner's Affiliates and/or with Other Clients; provided, for the avoidance of doubt, that the General Partner shall not execute any such joint sales or purchases except to the extent determined by the General Partner to be in the best interests of the Partnership;

(z) to the extent permitted by applicable law, combine purchase or sale orders on behalf of the Partnership with orders for other funds and accounts that invest their assets on a parallel basis to the Partnership, or other accounts, whether currently in existence or formed in the future, to which the General Partner, the Investment Manager or any Affiliate provides investment services, including investment funds and managed accounts that follow investment programs similar to or different from that of the Partnership (the "Other Clients") and allocate the Authorized Investments or other assets so purchased or sold, on an average price basis, among such accounts and enter into arrangements with brokers or counterparties to open "average price" accounts wherein orders placed during a trading day are placed on behalf of the Partnership and Other Clients and are allocated among such accounts using an average price;

(aa) organize one or more corporations, partnerships, companies or other entities formed to hold record title, as nominee for the Partnership (whether alone or together with the Other Clients) or otherwise, to Authorized Investments or funds of the Partnership;

(bb) cause the Partnership to engage in agency, agency cross and principal transactions with Affiliates to the extent permitted by applicable laws, regulations and rules, including ERISA, if applicable;

(cc) enter, make and perform such other contracts, agreements and other undertakings as may be necessary or advisable or incidental to the carrying out of any of the foregoing powers, objects or purposes;

(dd) retain any persons, firms or entities selected by the General Partner, to provide certain management services to the Partnership (any such other person, firm or entity providing such services from time to time is herein referred to as the "Investment Manager") and to cause all or part of the Management Fee to be paid to the Investment Manager for such services; provided, however, that management, control and conduct of the activities of the Partnership shall remain the responsibility of the General Partner;

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(ee) delegate any of its responsibilities or duties to the Investment Manager and others pursuant to separate agreements, which agreements may provide for indemnifications and exculpations of the Investment Manager and such other service providers as deemed appropriate by the General Partner;

(ff) appoint, delegate authority to, remove and terminate any officer, partner, member, employee or other agent of the General Partner or agent or employee of the Partnership and to authorize such agents and officers to act for and on behalf of the General Partner or the Partnership, as applicable, in all matters incidental to the foregoing;

(gg) appoint, delegate authority to, remove and terminate one or more committees (including committees of Limited Partners) to advise the Partnership or to act on behalf of the Partnership in matters referred to such committees by the General Partner;

(hh) modify this Agreement or adopt a new Agreement in connection with any reconstitution of the Partnership, whether by conversion, division, merger, consolidation or otherwise in accordance with Section 8.04(b) of this Agreement;

(ii) in its sole discretion and without the consent of any other Partner, reconstitute, convert or merge the Partnership with or into another form of entity by conversion, division, merger, consolidation or otherwise;

(jj) liquidate the Partnership's Digital Assets in order to pay any and all Partnership Expenses; and

(kk) do any and all acts on behalf of the Partnership as it may deem necessary or advisable in connection with the maintenance and administration of the Partnership.

The Partnership may engage in these activities through its investment in SPVs, consistent with the actions of such SPVs or as directed by such SPVs, as applicable.

Section 2.03. Indebtedness. The Partnership, either directly or indirectly, may incur indebtedness, including, without limitation, in order to purchase or continue to hold any Authorized Investment or other investment. Without limiting the foregoing, the Partnership may borrow (under a credit facility, promissory note, repurchase agreement or otherwise) money (including through the use of derivative instruments) from any source as may be necessary or advisable, including, without limitation, to protect it in the event of a temporary net cash overdraft or similar event (including borrowings to meet withdrawal requests), and make, issue, accept, endorse, and execute promissory notes, drafts, bills of exchange, and other instruments and evidences of indebtedness, and secure the payment thereof by mortgage, pledge, charge, assignment by way of security or assignment of or security interest in all or any portion of the Authorized Investments and other property then owed or thereafter acquired by the Partnership.

Section 2.04. Reliance by Third Parties. Persons dealing with the Partnership are entitled to rely conclusively upon the certificate of the General Partner, to the effect that it is then acting as the General Partner and upon the power and authority of the General Partner as herein set forth.

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Section 2.05. Conflicts of Interests; Other Activities of the General Partner and the Investment Manager.

(a) The General Partner, the Investment Manager and any of its Affiliates are not obligated to devote their full time to the Partnership, but will devote such time as the General Partner, in its sole discretion, deems necessary to carry out the operations of the Partnership effectively, and none of the General Partner, the Investment Manager or their Affiliates shall be obligated to do or perform any act or thing in connection with the business of the Partnership not expressly set forth herein.

(b) Subject to any limitations stated herein, each Limited Partner expressly agrees that the General Partner, the Investment Manager and their Affiliates and any of the officers or agents of the Partnership may have business interests and engage in business activities in addition to those connected with the Partnership, whether or not such interests or activities are competitive with those of the Partnership, which interests and activities may be similar to or different from those of the Partnership and may include purchasing, selling or holding securities and other assets for such person's own account and for the accounts of others, or performing investment advisory services and management services for various clients and accounts other than the Partnership. In addition, the General Partner's and the Investment Manager's management of the Partnership and the General Partner's, the Investment Manager's and their Affiliates' overall investment activities for their own accounts and the accounts of other funds and clients advised by the General Partner, the Investment Manager and their Affiliates may give rise to various actual or potential conflicts of interest, including, but not limited to the actual and potential conflicts of interest described in the Private Placement Memorandum of the Partnership, as amended or supplemented from time to time (the "PPM"). The parties hereto acknowledge that:

(i) the General Partner's and the Investment Manager's Affiliates and their equityholders, officers and employees (collectively, the "Related Parties") may own and trade Digital Assets, futures and options (including options on futures) thereon, and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Partnership ("Other Businesses"), and such records of holdings, trading, and Other Businesses will not be available for inspection by Limited Partners;

(ii) Related Parties currently have, and in the future are expected to have, substantial direct investments in Digital Assets and other investment instruments related to Digital Assets and blockchain technology. Such Related Parties are permitted to manage such investments taking into account their own interests, without regard to the interests of the Partnership or its Limited Partners;

(iii) Related Parties may also, but are not required to, obtain investment exposure to Digital Assets through investment in the Partnership. Related Parties may be in possession of information relating to the Partnership that is not available to other Limited Partners and prospective Limited Partners;

(iv) to the extent permitted by applicable laws, regulations and exchange rules, the Partnership may enter into cross-trades (i.e., purchases and sales with the Other Clients), including "rebalancing" transactions with Other Clients when there are simultaneous contributions

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or withdrawals of capital to or from either the Partnership or the Other Clients. The Partnership could be a purchaser or a seller in such cross-trades. The General Partner and the Investment Manager may face conflicts of interest in connection with such cross-trades, but all cross-trades will be effected at the current fair value of the particular Authorized Investments (as determined by the Investment Manager in accordance with the valuation policies and procedures adopted by the Partnership) and in accordance with applicable laws, regulations and exchange rules;

(v) the Partnership may participate in transactions in which the General Partner, the Investment Manager or their Affiliates (or any of their employees, members and/or principals or any limited partner) is directly or indirectly interested ("Related Transactions"); provided, that all such transactions will be made on arms-length terms and in accordance with applicable laws and regulations. In connection with such Related Transactions, the Partnership, on the one hand, and the General Partner, the Investment Manager, their Affiliates or their employees, members and/or principals or limited partners, on the other hand, may have conflicting interests;

(vi) the General Partner, the Investment Manager and their Affiliates may provide investment advice to Other Clients. Other Clients may have investment objectives, programs, strategies and positions that are similar to or that conflict with those of the Partnership, or may compete with or have interests adverse to the Partnership. As a result, the General Partner's, the Investment Manager's or their Affiliates' investment advice to Other Clients may, from time to time, conflict or compete with the Partnership's investment activities, including by recommending that Other Clients buy or sell Digital Assets, futures, and options (including options on futures) thereon, at different times than the Partnership, or when the Partnership is doing the opposite;

(vii) the General Partner, the Investment Manager and their Affiliates may engage in transactions or cause or advise accounts to engage in transactions that may differ from or be similar or identical to the transactions engaged in by the Investment Manager for the Partnership's account;

(viii) the General Partner, the Investment Manager and their Affiliates may become aware of and be required to forego certain potentially beneficial investment or trading opportunities for the Partnership as a result of their access to confidential information received as a result of activities or relationships unrelated to management of the Partnership;

(ix) the Related Parties have no obligation to engage in any transaction for the Partnership's account or to recommend any transaction to the Partnership, and the General Partner, the Investment Manager and the Related Parties may engage in transactions for their own accounts or the accounts of other Persons, even if such transactions are appropriate for the Partnership, except as otherwise required by the terms of this Agreement, if any, or to offer to the Partnership any investment opportunity of which they become aware;

(x) to the extent permitted by applicable law, the General Partner and the Investment Manager shall be permitted to combine or aggregate orders for the Partnership's account and the account of any SPVs formed by the Partnership with orders for Other Clients;

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(xi) no Limited Partner shall, by reason of being a partner in the Partnership, have any right to participate in any manner in any profits or income earned, derived by or accruing to the General Partner, the Investment Manager or any Affiliate from Other Clients, Other Businesses or the conduct of any business other than the business of the Partnership (to the extent provided herein) or from any transaction in Authorized Investments effected by the General Partner, the Investment Manager or such Affiliate for any account other than that of the Partnership; and

(xii) the General Partner's and the Investment Manager's Affiliate provides digital asset borrowing and lending transaction services (and services with respect to transactions with similar economic effect, such repurchase transactions) in which it arranges or makes loans or repurchases or reverse repurchases of digital assets. The General Partner and the Investment Manager expect that digital asset lending and/or borrowing transactions on behalf of the Partnership may be facilitated by or entered into with the Affiliate. Such Affiliate may be paid a fee by the Partnership or third parties or may otherwise share in the profits from the Partnership's digital asset lending or borrowing transactions. The fees associated with digital asset borrowing and/or lending transaction services paid to such Affiliate may motivate the General Partner and the Investment Manager to favor engaging in such transactions over other options in order to pursue the Partnership's investment objective. In addition, the General Partner, the Investment Manager and the Affiliate have significant overlap in personnel, which may increase any such conflict, because, among other things, the personnel making decisions on behalf of the Partnership by the General Partner or the Investment Manager could in certain circumstances also be making decisions for the Affiliate and thus they could effectively be negotiating with themselves in a transaction between the Partnership and the Affiliate.

(c) Each Partner acknowledges and agrees that, in order to minimize certain conflicts of interest, the Partnership may avoid making certain investments or taking certain actions that would potentially give rise to conflicts with Other Clients, which could have the effect of limiting the Partnership's investment opportunities. Alternatively, the Partnership might resolve the conflict by adopting a particular investment strategy, which could result in a different investment outcome than might arise if the Partnership had adopted an otherwise different investment strategy. Each Partner further acknowledges and agrees that the Partnership's ability to acquire investments or take certain actions with respect to such investments (including taking "active" positions with respect to such investments) may be limited due to the General Partner's and the Investment Manager's duties to other clients or under applicable law or by the General Partner's or the Investment Manager's intention to avoid certain potential conflicts of interest. The General Partner and the Investment Manager may be required to take certain actions due to such duties and potential conflicts.

(d) Each Partner acknowledges and agrees that any and all of the foregoing activities may give rise to conflicts of interest from time to time, to which each such Partner hereby consents, and that such activities as are expressly authorized or contemplated by this Section 2.05 or any other provision of this Agreement may be engaged in (and, subject to applicable law, consented to on behalf of the Partnership) by the General Partner and the Investment Manager, and may be engaged in by the General Partner's and the Investment Manager's Affiliates, and any of the officers or agents of the Partnership and will not, in any case or in the aggregate, be deemed a breach of this Agreement or (to the fullest extent permitted by applicable law) any duty that might

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be owed by any such person to the Partnership or to any Partner or any other person, at law or in equity (including fiduciary duties).

(e) By reason of the investment advisory and other activities and services of the General Partner, the Investment Manager or their Affiliates and their engagement in Other Businesses, the General Partner and the Investment Manager may acquire confidential information or be restricted from initiating transactions in certain Authorized Investments. It is acknowledged and agreed that, except as required by law, the General Partner and the Investment Manager may not be free to divulge, or to act upon, any such confidential information with respect to the General Partner's or the Investment Manager's performance of its responsibilities under this Agreement and that, due to such a restriction, the General Partner and the Investment Manager may not initiate a transaction on behalf of the Partnership that the General Partner or the Investment Manager otherwise might have initiated.

(f) Subject to applicable law, the parties hereto hereby waive any right, and covenant not, to sue on the basis of any law or in equity by reason of or in connection with, any act or omission of the General Partner, the Investment Manager or any of their Affiliates, if such act or omission is permitted by or is otherwise consistent with this Section 2.05, provided, that this Section 2.05(f) shall not be construed so as to provide for the exculpation of the General Partner, the Investment Manager or any Affiliate for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on Persons that act in good faith), to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Section 2.05(f) to the fullest extent permitted by law.

Section 2.06. Exculpation.

(a) The General Partner, the Investment Manager and any of their Affiliates, including the Partnership Representative (each, an "Indemnified Party") shall not be liable to any Partner or the Partnership for any (i) mistake of judgment or acts or omissions relating to this Agreement, the Partnership or any investment made or held by the Partnership, unless such mistake, act or omission constitutes intentional fraud, bad faith, willful misconduct or gross negligence ("Disabling Conduct") of such Indemnified Party, or with respect to any criminal action or proceeding, such Indemnified Party had reasonable cause to believe that his, her or its conduct was unlawful, as determined pursuant to a final, non-appealable determination by a court of competent jurisdiction, or (ii) for any acts or omissions of any counterparty, broker, custodian or agent of the Partnership (subject to applicable law, including ERISA if applicable), unless such counterparty, broker, custodian or agent was selected, engaged or retained by the Indemnified Party in a manner that constitutes Disabling Conduct. Each of the Indemnified Parties may consult with counsel and accountants in respect of the Partnership's affairs and, to the fullest extent permitted by applicable law, be fully protected and justified in any decision, action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants; provided, that they shall have been selected with reasonable care. Notwithstanding anything in this Section 2.06 to the contrary (other than Section 2.06(d)), no Indemnified Party shall be liable for any losses resulting from the theft or other loss of Partnership assets held or traded on an any exchange or over-the-counter market on which Digital Assets (or any other Partnership assets) are held, traded or dealt in.

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(b) [Intentionally Omitted.]

(c) To the extent that, at law or in equity, the General Partner, the Investment Manager or any Affiliate has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or any Limited Partner, the General Partner, the Investment Manager or such Affiliate acting under this Agreement shall not be liable to the Partnership or any Limited Partner for its good faith reliance on the provisions of this Agreement. To the fullest extent permitted by law (including ERISA, if applicable), the provisions of this Agreement, including, without limitation, this Section 2.06, to the extent that they modify, restrict or eliminate the duties (including fiduciary duties) and liabilities or rights and powers of any Person otherwise existing at law or in equity with respect to matters expressly provided for in this Agreement, are agreed by the parties hereto to replace such other duties and liabilities of such Person. Whenever in this Agreement the General Partner or the Investment Manager is permitted or required to make a decision it will comply, in making any such decision, with its fiduciary duty to the Limited Partners, it being agreed and acknowledged that with respect to any decision that the General Partner or the Investment Manager is permitted or required to make hereunder (i) in its "sole discretion," "sole judgment" or under a grant of similar authority or latitude, the General Partner and the Investment Manager shall be entitled to consider only such interests and factors as it desires, and shall, to the maximum extent permitted by law and subject to the General Partner's and the Investment Manager's fiduciary duty to the Limited Partners, have no duty or obligation to give any consideration to any interest of or factors affecting any Limited Partner, or (ii) in its "good faith" or under another express standard, the General Partner and the Investment Manager shall act under such express standard and shall not be subject to any other or different standard.

(d) Notwithstanding any of the foregoing to the contrary, the provisions of this Section 2.06 shall not be construed so as to provide for the exculpation of any Indemnified Party for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on Persons that act in good faith), to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Section 2.06 to the fullest extent permitted by law.

Section 2.07. Indemnification. To the maximum extent permitted by applicable law (including ERISA if applicable), the Indemnified Parties shall be fully protected and indemnified by the Partnership out of Partnership assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, and legal fees and expenses reasonably incurred in connection with any pending or threatened litigation or proceeding) suffered by virtue of its, his or her serving as an Indemnified Party with respect to any action or omission suffered or taken that does not constitute Disabling Conduct, as determined pursuant to a final, non-appealable determination by a court of competent jurisdiction and with respect to any criminal action or proceeding, was suffered or taken without reasonable cause to believe his, her or its conduct was unlawful. The Partnership may advance expenses (in the sole discretion of the General Partner), including legal fees, for which any Indemnified Party would be entitled by this Agreement to be indemnified upon receipt of an unsecured undertaking by such Indemnified Party to repay such advances if it is ultimately determined by a court of competent jurisdiction that indemnification for such expenses is not permitted by law or authorized by this Agreement. Each Indemnified Party may consult with recognized, outside legal counsel selected with reasonable care by the Partnership, and any action or omission taken or suffered in good faith in reliance and

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accordance with the opinion or advice of such counsel, to the fullest extent permitted by applicable law, shall be conclusive evidence that such action or omission did not constitute Disabling Conduct, or with respect to any criminal action or proceeding, was suffered or taken without reasonable cause to believe his or her conduct was unlawful. For all purposes of this Agreement, actions or omissions taken or suffered that do not constitute gross negligence or willful misconduct considering the Interests, taken as a whole, of the Partnership shall be conclusively deemed not to constitute gross negligence or willful misconduct. Unless there is a non-appealable, specific finding of Disabling Conduct, or a specific finding that the Indemnified Party had reasonable cause to believe that his, her or its conduct was unlawful (or where such a finding is an essential element of a judgment or order), the termination of any action, suit or proceeding by judgment, order or settlement, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption for the purposes of this Section 2.07 that the Indemnified Party acted in a manner constituting intentional fraud or bad faith, was grossly negligent or engaged in willful misconduct, or with respect to any criminal action or proceeding, had reasonable cause to believe that his, her or its conduct was unlawful.

NOTWITHSTANDING ANY OF THE FOREGOING TO THE CONTRARY, THE PROVISIONS OF THIS SECTION 2.07 SHALL NOT BE CONSTRUED SO AS TO PROVIDE FOR THE INDEMNIFICATION OF THE GENERAL PARTNER, THE INVESTMENT MANAGER OR ANY AFFILIATE FOR ANY LIABILITY (INCLUDING LIABILITY UNDER U.S. FEDERAL SECURITIES LAWS THAT, UNDER CERTAIN CIRCUMSTANCES, IMPOSE LIABILITY EVEN ON PERSONS THAT ACT IN GOOD FAITH), TO THE EXTENT (BUT ONLY TO THE EXTENT) THAT SUCH INDEMNIFICATION WOULD BE IN VIOLATION OF APPLICABLE LAW, BUT SHALL BE CONSTRUED SO AS TO EFFECTUATE THE PROVISIONS OF THIS SECTION 2.07 TO THE FULLEST EXTENT PERMITTED BY LAW.

Section 2.08. Contribution for Liabilities. Each Limited Partner covenants for himself and his executors, administrators, estate, heirs, legal representatives, successors, and assigns, that in the event the Partnership incurs any liability or loss of any kind (including liabilities incurred by the Partnership in connection with the sale of any Authorized Investments) on account of or in connection with any matter or transaction occurring or state of affairs existing during the time such Limited Partner was a Partner he or she will, at any time on demand, including any time after his or her withdrawal from the Partnership, contribute to the Partnership his or her proportionate share of such liability or loss; provided, however, that the aggregate amount of such contributions from any Limited Partner pursuant to this Section 2.08 shall not exceed: (1) the aggregate amount of distributions received from the Partnership by such Limited Partner, minus (2) the aggregate amount of distributions or payments that such Limited Partner has returned or made or is obligated to return or make to the Partnership pursuant to Section 17-607(b) of the Act and Section 17-804(c) of the Act and this Agreement. Such proportionate share of liability or loss shall be determined according to this Agreement as it existed at the time such state of affairs, matter or transaction arose or occurred. None of the provisions of this Section 2.08 shall be for the benefit of or enforceable by creditors of the Partnership other than Indemnified Parties. The provisions of this Section 2.08 shall survive the termination, dissolution and winding up of the Partnership.

Section 2.09. Management Fee; Payment of Certain Costs and Expenses.

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(a) The Partnership will pay to the Investment Manager, pursuant to a management agreement with the Investment Manager, and each Limited Partner shall be accordingly charged, a management fee (the "Management Fee"), accrued daily and payable monthly in arrears, at the annual rate of 0.50% of the net asset value of such Limited Partner's Capital Account, determined according to the opening net asset value of the first day of each calendar month with such opening net asset value being equal to the net asset value as of 4pm ET on the last day of each preceding calendar month (taking into account expenses of the Partnership charged to the Partnership but without taking into account any withdrawal occurring on such date). The Management Fee is payable whether or not the Partnership is profitable, and the General Partner may cause the Partnership to retain cash, including a portion of each Limited Partner's contributed capital, to establish a reserve for payment of the Management Fee. With the prior written consent of the Investment Manager, the General Partner may, in its sole discretion, defer or waive payment of all or any part of any installment of, or otherwise alter or change the manner and method of calculating and paying the Management Fee. The Partnership's Digital Assets may be liquidated in order to pay the Management Fee. In the event that a Limited Partner makes a capital contribution to the Partnership other than as of the first day of a calendar month, the Management Fee will be pro-rated based on the admission date of such Limited Partner or the date of such additional contribution. In the case of a Limited Partner who withdraws any or all of a Capital Account established prior to the last day of a calendar month, the Management Fee payable by the Limited Partner shall be pro-rated based on the applicable Withdrawal Date and any Management Fees paid by such Limited Partner in excess of the pro-rated amount owed shall be credited to such Capital Account. The General Partner may, in its sole discretion, alter or change the manner and method of calculating and paying the Management Fee. To the extent that the Partnership does not pay the Management Fee when it becomes payable, the Management Fee will accrue until paid.

(b) For clarification, except as provided in this Section 2.09(a), the Management Fee shall be treated as a Partnership Expense and allocated with other expenses to Limited Partners' Capital Accounts pursuant to Section 3.05(a).

(c) The General Partner may also retain other persons, including any Affiliate, to provide certain management services to the Partnership and to share the Management Fee with, or cause all or part of the Management Fee to be paid to, any other person in its sole discretion.

(d) The Partnership shall bear its own expenses, including but not limited to the Partnership Expenses, as defined in Section 2.02(n) above. Notwithstanding the foregoing, the General Partner may specifically allocate Partnership Expenses to one or more Limited Partners if the General Partner determines, in its sole discretion, that such Limited Partners should bear such expenses.

(e) [Intentionally Omitted.]

(f) The Investment Manager shall bear overhead expenses in connection with performing investment advisory or investment management services (including, without limitation, rent, utilities, supplies, secretarial expenses, stationary, charges for furniture, fixtures and equipment, employee benefits including health insurance, payroll, and other taxes and compensation (and related costs) of all personnel).

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(g) [Intentionally Omitted.]

(h) To the extent that expenses to be borne by the Partnership are paid by the General Partner (in excess of its ratable share) or the Investment Manager, the Partnership shall reimburse the General Partner or the Investment Manager for such expenses. If the General Partner or the Investment Manager incurs any of the expenses mentioned above for the account of the Partnership and Other Clients, then the General Partner or the Investment Manager will allocate such expenses among the Other Clients in proportion to the size of the investment made by each in the activity or entity to which the expense relates, or in such other manner as it considers fair and reasonable in its reasonable discretion.

(i) The Partnership's and the General Partner's organizational and offering expenses, to the extent the General Partner deems appropriate, may be reimbursed and amortized by the Partnership over such period of time as determined by the General Partner in its sole discretion. The General Partner will advance the Partnership's organizational and initial offering expenses.

Section 2.10. Feeder Funds. The General Partner may, in its discretion, determine to treat any Limited Partner as a "Feeder Fund." The Interest of a Feeder Fund may be treated as Interests held by more than one Limited Partner for purposes of determining the appropriate treatment of such Feeder Fund in connection herewith, in light of the unrelated interest holders in such Feeder Fund. Specifically, in applying the provisions of this Agreement (including, without limitation, the provisions of ARTICLE III, ARTICLE V and Section 8.03 hereof), the General Partner may, in its discretion, treat a Feeder Fund as if each investor in the Feeder Fund ("Feeder Fund Investor") were a Limited Partner of the Partnership with an Interest in the Partnership equal to the portion of such Feeder Fund Investor's interest in such Feeder Fund. Accordingly, the General Partner may, in its sole discretion, elect to establish a separate Capital Account (or sub-account) with respect to each such Feeder Fund Investor. Notwithstanding the above, and for the avoidance of doubt, all rights and obligations of such Feeder Fund Investors shall be subject to the provisions of the governing documents of such Feeder Fund and in no event will such Feeder Fund Investors be viewed as Limited Partners in the Partnership, as having the rights of Limited Partners in the Partnership or as holding a direct equity interest in the Partnership. Whenever a Feeder Fund has the right to vote on or approve any matter in its capacity as a Limited Partner, the Feeder Fund's vote or approval will be cast in the same proportion as the vote or approval of the Feeder Fund Investor in the Feeder Fund with respect to such matter.

ARTICLE III.

Capital Accounts of Partners and Operation Thereof

Section 3.01. Definitions. For the purposes of this Agreement, unless the context otherwise requires:

(a) The term "Accounting Period" shall mean the following periods: The initial Accounting Period shall begin upon the commencement of the Partnership. Each subsequent

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Accounting Period shall commence immediately after the close of the next preceding Accounting Period. Each Accounting Period hereunder shall close at the close of business on the first to occur of (i) the last day of each calendar month of the Partnership, (ii) the date immediately prior to the effective date of the admission of a new Partner pursuant to Section 4.01, (iii) the date immediately prior to the effective date of an increase in a Partner's Capital Account as a result of an additional Capital Contribution pursuant to Section 3.02, (iv) a Withdrawal Date, (v) the date when the Partnership shall dissolve or (vi) such other date as determined by the General Partner in its sole discretion.

(b) The term "Beginning Value" shall mean, with respect to any Accounting Period, the value of the Partnership's Net Assets at the close of the immediately preceding Accounting Period after giving effect to any withdrawals, distributions (including deemed distributions) and reallocations relating to such immediately preceding Accounting Period plus Capital Contributions made as of the first day of the new Accounting Period. For clarification, except as provided in Section 2.09(a), the Management Fee shall be treated as an expense of the Partnership and allocated with other expenses to Limited Partners' accounts pursuant to Section 3.05(a).

(c) The term "Interests" shall mean the limited partnership interests in the Partnership held by the General Partner and the Limited Partner's, collectively.

(d) The term "Ending Value" shall mean, with respect to any Accounting Period, the value of the Partnership's Net Assets at the end of such Accounting Period without taking into account any distributions (including deemed distributions), withdrawals and reallocations in such Accounting Period.

(e) The term "Net Assets" shall mean the excess of the Partnership's assets over its liabilities valued in accordance with Section 3.06; provided, that Net Assets shall be separately calculated with respect to those assets and liabilities that are specially allocable to certain Partners (including, without limitation, Section 3.05(b)).

(f) The term "Net Capital Appreciation" shall mean, with respect to any Accounting Period, the excess, if any, of the Ending Value over the Beginning Value.

(g) The term "Net Capital Depreciation" shall mean, with respect to any Accounting Period, the excess, if any, of the Beginning Value over the Ending Value.

Section 3.02. Capital Contributions.

(a) Each Partner has paid or conveyed by way of contribution to the Partnership cash, or with the consent of the General Partner, Authorized Investments, having an aggregate value as set forth in the Partnership's books and records (herein called the "Initial Capital Contribution"). The required minimum Initial Capital Contribution for each Limited Partner is $1,000,000; provided, that the General Partner, in its sole discretion, may accept Initial Capital Contributions in lesser amounts and may increase or decrease such threshold from time to time. All Capital Contributions must be received by the Partnership at least one Business Day prior to the applicable subscription date, or at such other time as the General Partner shall determine, in its sole discretion. Capital Contributions which are not received by the Partnership one Business Day prior to the applicable subscription date may be rejected, or the Partnership may charge interest for the period

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during which the Capital Contributions in respect of any such subscription were not received, in each case in the General Partner's sole discretion. A "Business Day" is any day (other than a Saturday or Sunday) on which banks are open for business in New York City.

(b) With the prior approval of the General Partner, a Limited Partner may make additional Capital Contributions to the Partnership as of any Business Day or at such other time as the General Partner shall determine, in its sole discretion. Each additional Capital Contribution shall be made in increments of $100,000; provided, that the General Partner, in its sole discretion, may accept additional Capital Contributions in lesser amounts and may increase or decrease such threshold from time to time.

(c) The General Partner may make initial and additional Capital Contributions to the Partnership in cash and/or Authorized Investments at such times and in such amounts as it may determine in its sole discretion.

Section 3.03. Capital Accounts.

(a) A capital account shall be established on the books of the Partnership for each Partner in respect of each Class of Interests held by such Partner (the "Capital Accounts"). The Capital Account of each Partner shall be in an amount equal to such Partner's Initial Capital Contribution to such Capital Account adjusted as hereinafter provided. At the beginning of each Accounting Period, the Capital Account of each Partner shall be increased by (x) the amount of cash and the fair market value of any other property contributed by such Partner as part of any Capital Contributions made to such Capital Account as of the beginning of such Accounting Period and (y) the amount of liabilities of the Partnership assumed by the Partner in the immediately preceding Accounting Period, and decreased by (i) the amount of any withdrawals made from such Capital Account by such Partner in the immediately preceding Accounting Period pursuant to Section 5.02 or Section 5.03, (ii) the amount of any distributions to such Partner in the immediately preceding Accounting Period pursuant to Section 5.05 and (iii) the amount of any liabilities of the Partner assumed by the Partnership in the immediately preceding Accounting Period. At the end of each Accounting Period, the applicable Capital Account of each Partner shall be increased or decreased by the amount credited or debited to the applicable Capital Account of such Partner pursuant to Section 3.05. The General Partner may establish a separate Capital Account or sub-account for each Capital Contribution of a Limited Partner.

Section 3.04. Partnership Percentages.

(a) A "Partnership Percentage" shall be determined for a Partner's Capital Account for each Accounting Period of the Partnership by dividing the amount of such Capital Account by the aggregate Capital Accounts of all Partners as of the beginning of such Accounting Period (after taking into account Capital Contributions and the Management Fee, if applicable, payable as of such date). The sum of the Partnership Percentages shall equal 100 percent.

(b) A "Partnership Voting Percentage" shall be determined for a Partner for each Accounting Period of the Partnership by dividing the amount of such Partner's Capital Account(s) by the aggregate Capital Accounts of all Partners as of the beginning of such Accounting Period

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(after taking into account Capital Contributions and the Management Fee, if applicable, payable as of such date). The sum of Partnership Voting Percentages shall equal 100 percent.

Section 3.05. Allocation of Net Capital Appreciation or Net Capital Depreciation.

(a) At the end of each Accounting Period, the Capital Account of each Partner (including the General Partner) for such Accounting Period shall be adjusted by crediting (in the case of Net Capital Appreciation) or debiting (in the case of Net Capital Depreciation) the Net Capital Appreciation or Net Capital Depreciation for that Accounting Period, as the case may be, to the Capital Accounts of all the Partners (including the General Partner) in proportion to their respective Partnership Percentages for each Capital Account and the Management Fee shall be allocated in a manner consistent with Section 2.09.

(b) Notwithstanding anything herein to the contrary, in the event the General Partner determines that, based upon tax or regulatory reasons, such Partner should not participate, or participate only to a limited extent, in the portion of Net Capital Appreciation or Net Capital Depreciation, directly or indirectly attributable to any Authorized Investment, type of Authorized Investment or to any other transaction, the General Partner may allocate such portion of Net Capital Appreciation or Net Capital Depreciation only to the Capital Accounts of Partners to whom such reasons do not apply. In addition, if for any of the reasons described above, the General Partner determines that a Partner should have no interest whatsoever, or only a limited interest, in a particular Authorized Investment, type of Authorized Investment or transaction, the interests in such Authorized Investment, type of Authorized Investment or transaction may be set forth in a separate memorandum account in which only the Partners having an interest in such Authorized Investment, type of Authorized Investment or transaction shall have an interest, and the Net Capital Appreciation and Net Capital Depreciation for each such memorandum account shall be separately calculated.

Section 3.06. Valuation of Assets and Liabilities.

(a) The Partnership's assets and liabilities shall be valued by the Investment Manager, in accordance with the Investment Manager's written valuation policies and procedures.

(b) All values assigned to Authorized Investments and other assets and liabilities by the Investment Manager pursuant to this Section 3.06 shall be final and conclusive as to all of the Partners. Under no circumstances shall the General Partner, the Investment Manager or their Affiliates be liable for any valuations or calculations undertaken in good faith.

(c) Except as otherwise determined by the Investment Manager in its reasonable discretion, all liabilities shall be determined using generally accepted accounting principles ("GAAP") as a guideline, applied on a consistent basis.

(d) For the purpose of calculating the net asset value of the Partnership, the Investment Manager (or its delegate) shall be entitled to, rely on, and will not be responsible for the accuracy of, financial data furnished to it by any relevant exchanges, market makers and/or independent third party pricing services. The Investment Manager (or its delegate) also may use and rely on industry standard models in pricing any of the Partnership's Authorized Investments.

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(e) The General Partner has delegated, subject to the overall supervision and direction of the General Partner, the determination of the net asset value of the Partnership to the Partnership's administrator; provided, that all valuations shall be subject to review and approval by the General Partner; provided, further, that the General Partner may, in its sole discretion, revoke such delegation and/or appoint a replacement or additional delegate. In determining the net asset value of the Partnership, the Partnership's administrator will follow the valuation policies and procedures adopted by the Partnership as set forth above and in the Partnership's PPM.

Section 3.07. Allocation of Income and Loss for Tax Purposes. This Section 3.07 shall apply only during such taxable years or portions thereof that the Partnership is classified as a partnership for U.S. federal income tax purposes. The income, gains, losses, deductions and credits of the Partnership shall be allocated for U.S. federal, state and local income tax purposes among the Partners so as to reflect, in the judgment of the General Partner, the interests of the Partners in the Partnership set forth in this Agreement as reflected in the Partners' Capital Accounts. The General Partner is authorized: (i) to select such tax allocation methods as may in the General Partner's judgment be appropriate to satisfy the requirements of Section 704(c) of the Code regarding allocations of income and loss for U.S. federal income tax purposes, including without limitation an "aggregate approach" involving "partial netting" or "full netting" with respect to reverse Section 704(c) allocations to the extent permitted by Treasury Regulation Section 1.704-3; (ii) to interpret and apply the tax allocation provisions hereof to be consistent with a "qualified income offset", "minimum gain chargeback" and such other book allocation principles as may be required under Section 704 of the Code and applicable regulations (provided that if such principles are applied in making allocations hereunder, subsequent allocations shall be made so as to reverse, to the extent possible in the General Partner's judgment, the effect of the application of such principles); (iii) to determine on a daily, monthly, or other basis items of income, loss, gain, credit or deduction or other items using any permissible method under Code Section 706 and the regulations thereunder; (iv) to make special allocations of income or loss to Partners who withdraw or otherwise redeem all or a part of their Capital Accounts (as more fully described in the immediately following sentence); (v) to determine the allocation of specific items of income, gain, loss, deduction and credit of the Partnership; and (vi) to vary any and all of the foregoing tax allocation provisions to the extent necessary in the judgment of the General Partner to be consistent with the allocation principles of Section 704 of the Code and applicable regulations. If the Partnership realizes income, gains, deductions, losses or credits for U.S. federal income tax purposes for any taxable year during, or as of the end of, which one or more Partners, whose Capital Account as of such time exceeds or is less than such Partner's "adjusted tax basis", for U.S. federal income tax purposes, in such Partner's interest in the Partnership as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such interest including by reason of death, and without regard to such Partner's share of the liabilities of the Partnership under Section 752 of the Code), withdraw or otherwise redeem its or their Capital Accounts, as applicable, pursuant to this Agreement (a "Withdrawing Partner"), the General Partner may allocate such income, gains, deductions, losses or credits as follows: (i) to one or more Withdrawing Partners to reduce or eliminate such excess or negative basis of any such Withdrawing Partner and (ii) to the other Partners in such manner as shall equitably reflect the amounts allocated to such Partners' Capital Accounts pursuant to Section 3.05. Notwithstanding the forgoing, the General Partner will not make special allocations of income, gain, deductions, losses or credits in accordance with the immediately preceding sentence to the extent that the difference between a withdrawing or redeeming Partner's Capital Account

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and its "adjusted tax basis" represents unrealized gain or loss in property contributed to the Partnership by such Partner in kind, which unrealized gain or loss existed at the time the property was contributed, or to the extent the Partnership distributes property other than cash to such Partner in connection with such Partner's withdrawal or redemption of its interest in the Partnership.

Section 3.08. Determination by General Partner of Certain Matters. Except as expressly provided for by the terms of this Agreement, all matters concerning the valuation of Authorized Investments and other assets of the Partnership, the allocation of income, deductions, gains, credits and losses among the Partners, including taxes thereon, and tax, financial reporting and accounting determinations, elections, decisions and procedures shall be made by the General Partner, whose determination shall be final and conclusive as to all of the Partners. In addition to the foregoing, the provisions of this ARTICLE III may be interpreted by the General Partner on a Limited Partner by Limited Partner and Class-by-Class basis as the General Partner determines in its reasonable discretion is appropriate, to the extent that a Limited Partner holds more than one Class of Interests.

ARTICLE IV.

Admission of New Limited Partners

Section 4.01. New Partners. Subject to the condition that each new Limited Partner shall execute an appropriate counterpart to this Agreement or other appropriate document or documents pursuant to which it agrees to be bound by the terms and provisions hereof, the General Partner may, with the consent of the Limited Partner, admit one or more new Limited Partners as of the first day of any month or on any other date as determined by the General Partner. Each such new Limited Partner's admission as a Limited Partner of the Partnership shall be effective upon the General Partner's acceptance in writing of such counterpart to this Agreement and additional documents as may be required by the General Partner. Admission of a new Limited Partner shall not be a cause for dissolution of the Partnership.

ARTICLE V.

Withdrawals and Distributions of Capital

Section 5.01. Withdrawals and Distributions in General. No Partner shall be entitled to (i) receive distributions from the Partnership except as provided in Section 5.05 and Section 6.02; or (ii) withdraw any amount from such Partner's Capital Account except as provided in Section 5.02.

Section 5.02. Withdrawals.

(a) General Rules.

(i) Liquidity Terms. A Limited Partner that acquires Interests may, subject to the provisions of this Section 5.02, Section 5.05(d) and Section 5.07, withdraw all or any portion of its contribution to the Partnership (together with any income and profits attributable to such contribution, a "Capital Contribution") from its Capital Account as of any Business Day, upon providing one (1) Business Day's prior written notice to the Partnership (each, a "Withdrawal

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Date"). In the case of a withdrawal of a Limited Partner's Capital Contribution in cash that the General Partner in its sole discretion believes may be in excess of $10,000,000, the General Partner may, in its sole discretion, extend the Withdrawal Date or designate additional Withdrawal Dates with respect to all or a portion of the withdrawn Capital Contribution, provided that no such extended or additional Withdrawal Date shall occur more than seven (7) Business Days following the date of the relevant notice of withdrawal.

(ii) [Intentionally Omitted.]

(iii) Withdrawal Payments. Subject to the restrictions described in this Section 5.02 and in Section 5.07 with respect to any withdrawal, and after the deduction of any outstanding Tax Liabilities that the General Partner has determined to be attributable to such Limited Partner pursuant to Section 5.05(g) (including any anticipated Tax Liability in connection with such withdrawal), payments for withdrawals are generally made within one (1) Business Day of the relevant Withdrawal Date based on the net asset value of the Partnership as of such Withdrawal Date; provided, however, that in the event a Limited Partner withdraws 90% or more of the funds from such Limited Partner's Capital Account, a portion (generally not to exceed 5%) of the withdrawal payment may be retained in the General Partner's reasonable judgment and the General Partner will pay such withheld portion, without interest, and subject to audit adjustments, within 30 Business Days after completion of the annual audit of the Partnership's books for the year in which such withdrawal occurs. A Limited Partner shall not be entitled to interest on the amount of any retained withdrawal payment. The Partnership will generally pay withdrawals in cash, in Authorized Investments or a combination of cash and Authorized Investments, as requested by the Limited Partner. If withdrawals are paid in Authorized Investments, the allocation of such Authorized Investments shall be at the sole discretion of the General Partner and the Authorized Investments distributed will be valued based on their fair market value on the relevant Withdrawal Date. To the extent that the amount paid to a withdrawing Limited Partner is, after the completion of the annual audit of the Partnership's books and records for the fiscal year in which such withdrawal occurred, determined to have been distributed more than the amount to which that Limited Partner was entitled with respect to such withdrawal, the Partnership will promptly provide that Limited Partner written notice of the amount of such overpayment and the Limited Partner will, within ten Business Days of its receipt of such notification, pay to the Partnership an amount equal to the overpayment. For the avoidance of doubt, any amounts not paid out immediately pursuant to either this provision or the provisions of Section 5.07 shall constitute a liability of the Partnership and will not participate in the financial performance of the Partnership.

(iv) Withdrawal Notices. Any notice provided by a Limited Partner to the Partnership in connection with a withdrawal of all or any portion of its Capital Account is irrevocable once delivered and must be unconditional, but such irrevocability may be waived in the General Partner's sole discretion. Any such notice that purports to be revocable or conditional may be ignored or treated as irrevocable and unconditional in the sole discretion of the General Partner.

(v) [Intentionally Omitted.]

(vi) [Intentionally Omitted.]

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(vii) Withdrawals at Dissolution. Upon a determination to dissolve the Partnership, the General Partner may, in its sole discretion, elect not to honor withdrawal requests and distributions in respect of withdrawals pending at the time of such determination.

(b) Minimum Requirements. Any Limited Partner giving notice that it elects to make a withdrawal from a Capital Account such that the balance remaining in such Capital Account would be less than $100,000 may, in the sole discretion of the General Partner, be required to withdraw entirely from the Partnership.

Section 5.03. Required Withdrawals. The General Partner may, in its sole discretion, terminate and require the withdrawal of all or any part of the Interest of any Limited Partner upon five days' prior written notice for any reason or no reason. Notwithstanding the foregoing, in the event that the General Partner determines in its sole discretion that (a) such Limited Partner has made a material omission or material misstatement of fact with regard to the information such Limited Partner provided to the Partnership, or (b) such Limited Partner's continued participation in the Partnership would (i) cause, or in the General Partner's judgment threaten to cause, the Partnership to fail to comply with applicable law or to fail to be eligible for any regulatory or registration exemption for which it is otherwise eligible, or to be treated as a "publicly traded partnership" taxable as a corporation for federal income tax purposes, or the assets of the Partnership to be treated as "plan assets" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or (ii) in the sole discretion of the General Partner, be prejudicial to the Partnership (including pursuant to Section 3.07), the General Partner or a majority in interest of the Limited Partners, then in any such case, the General Partner may require that such Limited Partner withdraw all or a part of its Capital Account(s) effective immediately. For the avoidance of doubt, the General Partner may require a Limited Partner to withdraw effective immediately if it becomes necessary to ensure that Benefit Plan Investors (as defined below) hold less than such percentage of the total value of each Class of the Partnership as the General Partner may establish to provide comfort that less than 25% of the total value of each class of Interests of the Partnership is held by Benefit Plan Investors. "Benefit Plan Investors" include for this purpose an employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA (such as a U.S. pension plan), any plan to which Section 4975 of the Code applies (such as an individual retirement account or annuity, certain medical savings accounts, health savings accounts, education savings accounts), any entity whose underlying assets include plan assets by reason of a plan's investment in the entity (for example, because 25% or more of the value of any class of equity interests in the entity is owned by employee benefit plans), that portion of any insurance company's general account assets that are considered "plan assets," and the assets of any insurance company separate account or bank common or collective trust in which plans invest. The Partner receiving such notice shall be treated for all purposes and in all respects as a Partner who has duly given notice of withdrawal of all or part of its Capital Account, as the case may be, under Section 5.02.

Section 5.04. Death, Disability, etc. of Limited Partners. The death, disability, incapacity, adjudication of incompetency, termination, bankruptcy, insolvency or dissolution of a Limited Partner shall not dissolve the Partnership. Unless determined otherwise by the General Partner in its sole discretion, the legal representatives of a Limited Partner shall succeed as assignee to the Limited Partner's Interest in the Partnership upon the death, disability, incapacity, adjudication of incompetency, termination, bankruptcy, insolvency or dissolution of such Limited Partner until

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the end of the Fiscal Year. At the end of that Fiscal Year, such assignee shall, in the sole discretion of the General Partner, either be admitted as a substituted Limited Partner (provided, that the requirements of Section 4.01 are satisfied) or be required to withdraw from the Partnership. Such withdrawing assignee shall be treated for purposes of payment of proceeds as described above as a Partner who has duly given notice of withdrawal of all or part of its Capital Account, as the case may be, under Section 5.02.

Section 5.05. Distributions.

(a) Although the General Partner does not intend to make distributions (other than distributions in respect of withdrawals pursuant to this ARTICLE V), the General Partner shall generally make distributions in cash, provided that the General Partner may, (i) at the request of a withdrawing Limited Partner but subject to the General Partner's reasonable discretion, pay distributions in kind or in a combination of in cash and in kind in connection with a withdrawal of funds from the Partnership by such withdrawing Partner and (ii) at any time to all of the Partners, upon prior notice to the Partners.

(b) If the General Partner determines to make distributions in kind, such distributions may be distributed directly to the applicable Partner or alternatively and without limitation, (i) may comprise interests in SPVs established by the Partnership for the purpose of liquidating the Authorized Investments that are being transferred (either outright or by a participation in the Partnership for the benefit of such Partner) or (ii) distributed into a liquidating trust, series, entity or liquidating account and sold by the Partnership for the benefit of such Partner. In each case set forth in (i) or (ii) above, (i) payment to such Partner of that portion of its withdrawal amount attributable to such securities will be delayed until such time as such investments can be liquidated and (ii) the amount otherwise due to such Partner will be increased or decreased to reflect the performance of such investments and any accrued expenses through the date on which the liquidation of such investments is effective. In connection with such vehicle, the General Partner may transfer or retain cash deemed sufficient to cover any expenses.

(c) If a distribution is made in kind, immediately prior to such distribution, the General Partner shall determine the fair market value of the property distributed and adjust the Capital Accounts of all Partners upwards or downwards to reflect the difference between the book value and the fair market value thereof, as if such gain or loss had been recognized upon an actual sale of such property and allocated pursuant to Section 3.05. Each such distribution shall reduce the Capital Account of the distributee Partner by the fair market value thereof.

(d) The General Partner may, in its sole discretion, agree with one or more Limited Partners to endeavor to dispose of property on behalf of such Limited Partners in lieu of a distribution in kind from the Partnership. The Partnership and the General Partner will not be liable for the differences, if any, between the valuation of the deemed in kind distribution and the amount for which such property is ultimately sold. Each Limited Partner who is a recipient of a distribution in kind shall be responsible for all custody and other costs involved in changing the ownership of the relevant property from the Partnership to such Limited Partner.

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(e) The provisions of this Section 5.05 shall apply to distributions made in connection with any withdrawal under ARTICLE V and in connection with dissolution pursuant to ARTICLE VI, unless otherwise provided for in ARTICLE VI.

(f) To the extent the Partnership, in the General Partner's sole judgment, is required by law or contract to withhold or to make tax payments pursuant to the Code (or any other applicable law) or the General Partner otherwise determines that the withholding or making of tax payments is advisable, including, without limitation, on account of a Partner's distributive share of the Partnership's items of income or gain (regardless of whether such amounts are calculated on a net or gross basis), as a result of an action or inaction of a Partner, or as a result of a Partner's status (including any amount that the General Partner reasonably determines should be withheld and/or paid by the Partnership pursuant to Section 864(c)(8) or 1446(f) of the Code, including, without limitation, in connection with a withdrawal pursuant to Section 5.02, and any amount imposed on the Partnership pursuant to the Partnership Tax Audit Rules (and any associated interest, penalties, additions to tax and related costs and expenses), or the Partnership is required or the General Partner otherwise determines that it is advisable to contribute to or indemnify an entity in which the Partnership holds a direct or indirect interest to satisfy such an obligation, on behalf of or with respect to any Partner, the General Partner may withhold such amounts and make such tax and other payments as so required.

(g) If (i) the Partnership incurs directly or indirectly any obligation to pay any amount in respect of taxes (including interest, penalties, or additions to tax), including, without limitation, withholding taxes imposed on any Partner's or former Partner's share of the Partnership gross or net income (or items thereof), amounts resulting from a Partner's or former Partner's actions inactions or status, taxes (or withholding taxes) imposed, or that the General Partner determines in its sole discretion should be withheld or paid, pursuant to Section 864(c)(8) or Section 1446(f) of the Code in connection with a withdrawal of a Partner or otherwise, and any taxes imposed under the Partnership Tax Audit Rules, in each case whether imposed on the Partnership or on any entity through which the Partnership invests directly or indirectly or (ii) the amount of cash or other property to which the Partnership otherwise would be entitled directly or indirectly is reduced (x) as a result of any amount in respect of taxes (including interest, penalties, or additions to tax), including, without limitation, withholding by other parties in satisfaction of any amount in respect of taxes on payments directly to the Partnership or indirectly to the Partnership through entities treated as pass-through entities for U.S. federal income tax purposes or (y) as a result of an Other Client or SPV in or through which the Partnership invests, directly or indirectly, incurring taxes on or with respect to any gross or net income (or items thereof) of such entity, in each case described in clauses (i) and (ii) above, to the extent attributable, in the General Partner's sole discretion, to any Partner or former Partner ("Tax Liability"): (A) all payments made directly or indirectly by the Partnership in satisfaction of such Tax Liability and all reductions in the amount of cash or fair market value of property to which, but for such Tax Liability, the Partnership would have been entitled directly or indirectly may be treated, in the sole discretion of the General Partner, pursuant to this Section 5.05(g), as distributed at the end of the relevant Accounting Period (or such other time as reasonably determined by the General Partner) to those Partners to which the related Tax Liability is attributable to the extent of such Partners' respective Capital Accounts; or (B) the General Partner in its sole discretion may treat such amounts for all purposes of this Agreement as a demand loan payable by the Partner (or former Partner) to the Partnership with interest at the prime rate, or at a higher rate as determined by the General Partner in its sole

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discretion, compounded quarterly. The General Partner may, in its discretion, either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or may withhold from one or more distributions to a Partner amounts sufficient to satisfy such Partner's obligations under any such demand loan. The General Partner, in its sole discretion, may further require a Partner (or former Partner) to pay to the Partnership the amount of any Tax Liability (or portion thereof) attributable to such Partner (or former Partner) in lieu of charging such Tax Liability (or portion thereof) to such Partner's Capital Account, withholding such Tax Liability (or portion thereof) from amounts otherwise distributable to such Partner or treating such Tax Liability (or portion thereof) as a loan. To the fullest extent permitted by applicable law, each Partner (or former Partner) and any successor or assignee with respect to such Partner's (or former Partner's) interest hereby indemnifies and agrees to hold harmless the General Partner, the other Partners and the Partnership for any amounts with respect to taxes withheld or paid by the Partnership (or any underlying entity classified as a partnership for U.S. federal income tax purposes), as the case may be, together with applicable interest, penalties, or additions to tax thereon.

(h) If requested by the General Partner, a Partner shall deliver to the General Partner (i) an affidavit in form satisfactory to the General Partner stating whether or not such Partner (or its partners, members, shareholders or other direct or indirect beneficial owners as the case may be) is subject to tax withholding under the provisions of any U.S. federal, state or local or non-U.S. or other law and (ii) any other certificates, forms, or instruments reasonably requested by the General Partner relating to such Partner's status under such laws. The General Partner shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of the Partnership or any Partner that may be eligible for such reduction or exemption. To the extent that a Partner claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Partner shall furnish the General Partner with such information and forms as may be required, in the General Partner's sole judgment, to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Partner represents and warrants that any such affidavits, certificates, instruments, information and forms furnished by such Partner shall be true and accurate and agrees, to the fullest extent permitted by applicable law, to indemnify the Partnership and each of the Partners from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

(i) The General Partner shall provide no less than 15 days' prior written notice to each Limited Partner that is a BHC Limited Partner (as defined below) of any proposal to distribute property in kind to such Limited Partner and the proposed date of such distribution, and shall not make any such distribution in kind to the extent that such Limited Partner advises the General Partner no less than five days prior to the proposed date set forth in such notice for such distribution that such distribution in kind could reasonably be expected to cause such BHC Limited Partner to violate the Bank Holding Company Act of 1956, as amended (the "BHCA"). A "BHC Limited Partner" shall mean any Limited Partner that is a U.S. Bank Holding Company, a Savings and Loan Holding Company, a non-U.S. bank subject to the BHCA pursuant to the U.S. International Banking Act of 1978, as amended, or a BHC Affiliate of any such Bank Holding Company, Savings and Loan Holding Company or non-U.S. bank. "BHC Affiliate" shall mean for purposes of Section 5.05(e) and Section 8.06, with respect to a Person, any other Person that either directly or indirectly controls, is controlled by or is under common control with the first Person (it being

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understood that "control" (and derivations thereof) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract or otherwise).

Each Partner's obligations to comply with the requirements of this Section 5.05 shall, to the fullest extent permitted by applicable law, survive the Partner's ceasing to be a Partner of the Partnership and/or the termination, dissolution, liquidation and winding up of the Partnership, shall not be limited by any other provision of this Agreement and shall apply regardless of whether a liability arises pursuant to applicable law currently in effect or as a result of future changes in, or changes in the interpretation of, applicable law.

Section 5.06. Effective Date of Withdrawal. Unless otherwise specified herein, the effective date of a Partner's withdrawal or distribution shall mean the close of business on: (i) the Withdrawal Date, in the case of a withdrawal pursuant to Section 5.02(a), or (ii) the date determined by the General Partner if such Partner shall be required to withdraw from the Partnership pursuant to Section 5.03 or is given a distribution pursuant to Section 5.05(a).

Section 5.07. Limitations on Withdrawal of Capital Account.

(a) The right of any Partner or its legal representatives to withdraw any amount from its Capital Account and to have distributed to it any such amount (or any portion thereof) pursuant to this ARTICLE V is subject to the provision by the General Partner for all Partnership liabilities in accordance with the Act and for reserves for contingencies and estimated accrued expenses and liabilities determined in accordance with Section 3.06. In addition, no withdrawal shall be permitted that would result in a Capital Account having a negative balance. The unused portion of any reserve shall be distributed to the Partners to which the reserve applied.

(b) The General Partner may, in its sole discretion, suspend withdrawals in whole or in part and defer payment of withdrawals in whole or in part during any period in which disposal of all or a portion of the Partnership's assets, or the determination of the Partnership's net asset value, in the General Partner's sole judgment, would not be reasonable or practical or would be prejudicial to the Partnership or the Partners, including, without limitation, (i) during, and in some cases for a period after, (A) any period when any exchange or over-the-counter market on which Digital Assets (or any other Partnership investment) are quoted, traded or dealt in is closed, other than for ordinary holidays and weekends (or regularly scheduled maintenance), or during periods in which dealings on such exchanges or over-the-counter markets are restricted or suspended (e.g., as a result of fraud, business failure, hackers or malware, government-mandated regulation or another similar event), or (B) a "hard fork" of the blockchain with respect to any Digital Asset (e.g., in the event a developer or group of developers proposes a modification to a Digital Asset network that is not accepted by a majority of miners and users, but that is nonetheless accepted by a substantial plurality of miners and users and, as a result, two or more competing and incompatible blockchain implementations result), (ii) where the General Partner determines such withdrawal would create a risk of the Partnership, the General Partner or any Affiliate of the General Partner violating applicable law or regulation, (iii) during the existence of any state of affairs as a result of which disposal of a portion of the Partnership's assets is restricted under applicable U.S. or non-U.S. laws or regulations (including exchange rules), (iv) during any period in which disposal of the Partnership's assets, the payment of withdrawal proceeds or the determination of the

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Partnership's net asset value would cause a breach or default under any agreement entered into by the Partnership, (v) where the operations of the Partnership, the General Partner or any of their respective service providers (including, without limitation, the Partnership's custodian or administrator) have been interrupted or otherwise adversely impacted as a result of malware, hacking or a similar cybersecurity breach, (vi) if there are systemic delays in the recording and confirmation of transactions on the blockchain applicable to any Digital Asset held by the Partnership, (vii) during any breakdown in the means of communication normally employed in determining the price or value of any of the Partnership's investments, or of current prices in any Digital Assets, stock or commodity market, or when, for any other reason, the prices or values of any investments owned by the Partnership cannot reasonably be promptly and accurately ascertained, (viii) during any period when the transfer of fiat funds involved in the realization or acquisition of any investments cannot, in the opinion of the General Partner, be effected at normal rates of exchange, (ix) where the Partnership is in the process of being dissolved, wound-up or terminated, (x) where an event has occurred and is continuing which may cause the dissolution, winding up or termination of the Partnership, or (xi) any event similar to any of the foregoing impacting an SPV.

(c) In addition, the General Partner, by written notice to any Limited Partner, may suspend payment of withdrawal proceeds payable to such Limited Partner if the General Partner reasonably deems it necessary to do so to comply with anti-money laundering laws and regulations applicable to the Partnership, the General Partner, the Investment Manager or any of the Partnership's service providers to avoid causing the Partnership to be treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes or for any other regulatory reason.

Section 5.08. Withdrawals by BHC Limited Partners. If at any time, as a result of proposed withdrawals by or distributions to other Partners, or for any other reason, the General Partner expects a BHC Limited Partner's Interest in the Partnership to exceed 24.99% of the aggregate Interests in the Partnership of all of the Partners, the General Partner shall immediately notify such BHC Limited Partner and permit such BHC Limited Partner to immediately withdraw so much of its capital in the Partnership as shall be necessary to maintain such BHC Limited Partner's total investment in the Partnership at a level below 25% of the aggregate Interests in the Partnership of all of the Partners.

ARTICLE VI.

Duration and Dissolution of the Partnership

Section 6.01. Duration. The Partnership shall continue until the earlier of (i) the voluntary withdrawal, termination, bankruptcy, dissolution or insolvency of the General Partner, (ii) such time as the General Partner, in its sole discretion, decides to dissolve the Partnership, or (iii) any event that, under applicable law, would result in the dissolution of the Partnership. Upon a determination to dissolve the Partnership, the General Partner may, in its sole discretion, not honor withdrawal requests and distributions in respect of pending withdrawals.

Section 6.02. Dissolution.

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(a) Upon dissolution of the Partnership, the General Partner shall, within no more than 30 Business Days after completion of a final audit of the Partnership's financial statements (which shall be performed within 120 days of such dissolution), make distributions out of the Partnership's assets, in the following manner and order:

(i) to creditors, including Partners who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership (whether by payment or by establishment of reserves); and

(ii) to the Partners in proportion to their respective Capital Accounts.

(b) The General Partner, in its discretion, at any time and from time to time, may designate one or more liquidators, including, without limitation, one or more members of the General Partner, who shall have full authority to wind up and liquidate the business of the Partnership and to make final distributions as provided in this Section 6.02. The appointment of any liquidator may be revoked or a successor or additional liquidator or liquidators may be appointed at any time by an instrument in writing signed by the General Partner. Any such liquidator may receive compensation as shall be fixed, from time to time, by the General Partner.

(c) In the event that the Partnership is dissolved on a date other than the last day of a Fiscal Year, the date of such dissolution shall be deemed to be the last day of a Fiscal Year for purposes of adjusting the Capital Accounts of the Partners pursuant to Section 3.05. For purposes of distributing the assets of the Partnership upon dissolution, the General Partner shall be entitled to a return, on a *pari passu* basis with the Limited Partners, of the amount standing to its credit in its Capital Accounts and, with respect to its share of profits or losses, based upon its applicable Partnership Percentage.

ARTICLE VII.

Tax Returns; Reports to Partners; Other Tax Matters

Section 7.01. Independent Auditors. The financial statements of the Partnership shall be audited by an independent certified public accountant selected by the General Partner as of the end of each Fiscal Year of the Partnership.

Section 7.02. Filing of Tax Returns. The General Partner or its designated agent shall prepare and file, or cause the accountants of the Partnership to prepare and file, a U.S. federal Partnership information tax return in compliance with Section 6031 of the Code, if required, and any required state and local income tax and information returns for each tax year of the Partnership.

Section 7.03. Partnership Representative.

(a) If the Partnership is classified as a partnership for U.S. federal income tax purposes, the General Partner shall act as, or designate any other Person to act as, the "partnership representative" for the Partnership as the term is defined in Section 6223 of the Code (any such "partnership representative," the "Partnership Representative"). The Partnership Representative shall exercise any authority permitted to be exercised by the Partnership Representative under the Partnership Tax Audit Rules and otherwise under the Code and any analogous provisions of state

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law, including the authority to appoint a natural person to serve as the "designated individual" within the meaning of the Partnership Tax Audit Rules. "Partnership Tax Audit Rules" means the provisions of Chapter 63 of the Code and any Treasury Regulations and other guidance promulgated thereunder or with respect thereto, each as amended from time to time and other guidance that may be promulgated in the future relating thereto, and any similar or analogous provisions of non-U.S., state and local law. The Partnership Representative shall be entitled to reimbursement for all expenses incurred in that capacity. In the event the Partnership shall be the subject of an income tax audit or other tax proceeding by any U.S. federal, state or local or non-U.S. authority, including administrative settlement and judicial review, the Partnership Representative shall be authorized to act for, and its decision shall be final and binding upon, the Partnership and each Partner thereof to the full extent provided by the Code or other applicable law.

(b) At the request of the Partnership Representative, each Limited Partner shall provide the Partnership Representative and the Partnership with any information, representations, certificates, or forms relating to such Limited Partner (or its direct or indirect owners or account holders) and any other documentation and take any other action, in each case, that the Partnership Representative may request in order to comply with tax obligations or in connection with a tax matter, including, without limitation, upon request by the Partnership Representative (i) by providing any information required by the Partnership, as determined by the Partnership Representative in its sole discretion, for the Partnership to make an election under Section 6221(b)(1) of the Code, (ii) by filing promptly an amended return in the manner contemplated by Code Section 6225(c) (and any Treasury regulations or other guidance that has been promulgated or may be promulgated in the future relating thereto) and pay any tax due that is included therein, and (iii) if the Partnership Representative makes an election pursuant to Code Section 6226 with respect to an imputed underpayment, by complying with the requirements under such section (and any Treasury regulations or other guidance that has been promulgated or may be promulgated in the future relating thereto). Notwithstanding anything to the contrary in this Agreement, any such information, representations, certificates, forms, or documentation may be disclosed to any applicable taxing authority. Notwithstanding anything to the contrary in this Agreement, the Partnership Representative shall have the authority to cause the Partnership to adjust allocations and distributions to the Limited Partners under this Agreement to appropriately reflect the resolution of any tax matter. Each Limited Partner's obligations to comply with the requirements of this Section 7.03 shall survive the termination, dissolution, liquidation and winding up of the Partnership and each Partner's obligations hereunder shall survive the Partner's ceasing to be a partner of the Partnership. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Partnership except for (i) any Tax Liability determined to be attributable to a Partner or former Partner pursuant to Section 5.05(g) and (ii) any other taxes, expenses, fees, or other governmental charges resulting from or relating to an adjustment of the Partnership's income on audit investigation, settlement or review that the Partnership Representative determines in its sole discretion to be assumed by Partners pursuant to this Section 7.03.

Section 7.04. FATCA. Notwithstanding anything in this Agreement to the contrary, the General Partner may take such actions as it determines necessary or appropriate (including causing a Limited Partner to withdraw from the Partnership under such terms and conditions established by the General Partner) to comply with FATCA. "FACTA" means section 1471 through 1474 of

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the Code or any successor provision that is substantively the equivalent thereof and any substantively similar non-U.S. legislation or regulations (and, in each case, any rules or regulations promulgated thereunder or official interpretations thereof, and any agreements entered into pursuant thereof (including any intergovernmental agreements and any non-U.S. rules, regulations or other guidance adopted in the implementation thereof)).

Section 7.05. Reports to Current Partners.

(a) The General Partner shall use commercially reasonable efforts to prepare and deliver, or cause the Partnership's accountants to prepare and deliver, within 120 days of the end of each Fiscal Year, beginning with the Fiscal Year ending December 31, 2021, to each Partner, together with the report thereon of the accountants selected by the General Partner, an audited financial report setting forth, as of the end of the prior Fiscal Year, the following:

(i) a statement of assets and liabilities of the Partnership;

(ii) a statement of operations for such year; and

(iii) a statement of changes in Partners' capital;

provided, however, that the initial audited financial statements of the Partnership will be for the period beginning on the commencement of the Partnership's operations through December 31, 2021.

(b) The General Partner shall use commercially reasonable efforts to prepare and deliver, or cause the Partnership's accountants to prepare and deliver, within 60 days of the end of each Fiscal Quarter (other than the last Fiscal Quarter of each Fiscal Year), beginning with the Fiscal Quarter ending March 31, 2021, to each Partner, together with the report thereon of the accountants selected by the General Partner, an unaudited quarterly financial report setting forth, as of the end of the prior Fiscal Quarter, the following:

(i) a statement of assets and liabilities of the Partnership;

(ii) a statement of operations for such quarter; and

(iii) a statement of changes in Partners' capital;

provided, however, that the initial unaudited quarterly financial statements of the Partnership will be for the period beginning on the commencement of the Partnership's operations through March 31, 2021.

Section 7.06. Reports to Current and Former Partners. With respect to any taxable year of the Partnership during which the Partnership is classified as a partnership for U.S. federal income tax purposes, the General Partner will prepare and deliver, or cause the Partnership's accountants to prepare and deliver within one hundred twenty (120) calendar days after the end of such taxable year of the Partnership or as soon as reasonably practicable thereafter, to each Partner and, to the extent necessary, to each former Partner (or its legal representatives), a Schedule K-1. The General Partner agrees that it will provide each Partner which is a "benefit plan investor"

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within the meaning of Section 3(42) of ERISA, upon such Partner's reasonable advance request, with any information that is reasonably available to the General Partner and is necessary for such Partner to complete its Form 5500 Annual Return/Report. Each Partner agrees that, without the General Partner's consent, it shall not (i) treat, on its own income tax returns, any item of income, gain, loss, deduction, or credit relating to its Interest in the Partnership in a manner inconsistent with the treatment of such items by the Partnership as reflected on Schedule K-1 or other information statement furnished to such Partner pursuant to this Section 7.06 and Section 7.05 or (ii) file any claim for a refund relating to any such item based on, or which would result in, such inconsistent treatment. Pursuant to Section 17-305(f) of the Act, except as otherwise expressly provided in this Agreement and to the fullest extent permitted by applicable law, no Limited Partner shall have any right to obtain any information contained in the books and records of the Partnership, including, but not limited to, any information relating to any other Limited Partner (including, but not limited to, a schedule of Limited Partners and Limited Partner subscription documents) or the Partnership's trading activity.

ARTICLE VIII.

Miscellaneous

Section 8.01. General. This Agreement: (i) shall be binding on the executors, administrators, estates, heirs, and legal successors and representatives of the Partners; and (ii) may be executed, through the use of separate signature pages or supplemental agreements in any number of counterparts with the same effect as if the parties executing such counterparts had all executed one counterpart. Each party understands and agrees that any portable document format (PDF) file, facsimile or other reproduction of its signature on any counterpart shall be equal to and enforceable as its original signature and that any such reproduction shall be a counterpart hereof that is fully enforceable in any court or arbitral panel of competent jurisdiction.

Section 8.02. Power of Attorney. Each of the Partners hereby appoints the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

(a) a Certificate of Limited Partnership of the Partnership and any amendments or corrections thereto as may be required under the Act;

(b) any amendments to this Agreement or any other agreement or instrument which the General Partner deems appropriate to (i) effect the addition, substitution or removal of any Limited Partner or General Partner pursuant to this Agreement or (ii) effect any other amendment or modification to this Agreement duly adopted in accordance with the terms hereof;

(c) any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the dissolution and winding-up of the Partnership (including, but not limited to, a Certificate of Cancellation of the Certificate of Limited Partnership); and

(d) any business certificate, fictitious name certificate, amendment thereto or other instrument or document of any kind necessary or desirable to accomplish the business, purpose and objectives of the Partnership, or required by any applicable U.S. federal, state or local law.

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Pursuant to Section 17-204(c) of the Act, the power of attorney hereby granted by each of the Limited Partners is coupled with an interest sufficient in law to support an irrevocable power, is irrevocable and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, adjudication of incompetency, termination, bankruptcy, insolvency or dissolution of such Limited Partner; provided, however, that such power of attorney will terminate upon the substitution of another limited partner for all of such Limited Partner's Interest in the Partnership or upon the complete withdrawal of such Limited Partner from participation in the Partnership. Any attorney-in-fact appointed pursuant to this Section 8.02 may execute any document on behalf of any or all of the Limited Partners as set forth herein without the need to list all of the Limited Partners.

Section 8.03. Amendments to Partnership Agreement. Subject always to Section 8.04, the terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of Limited Partners having in excess of 50% of the Partnership Voting Percentages of the Limited Partners voting as a single class or group and the affirmative vote of the General Partner, insofar as is consistent with the laws governing this Agreement; provided, however, that each affected Partner must approve an amendment that would (i) reduce such Partner's Capital Account or rights of withdrawal, (ii) convert a Limited Partner's Interest into a general partnership interest or modify the limited liability of a Limited Partner or (iii) amend the provisions of this Agreement relating to amendments, including this Section 8.03 and the determination of Partnership Voting Percentages; and provided further, that without the consent of any Limited Partner, the General Partner may unilaterally amend this Agreement to: (i) reflect a change in the name of the Partnership; (ii) make a change that is necessary or, in the opinion of the General Partner, advisable to qualify the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or foreign jurisdiction, or ensure that the Partnership will not be treated as an association taxable as a corporation or as a publicly traded partnership taxable as a corporation for federal income tax purposes; (iii) make a change that is necessary or desirable to cure any ambiguity, to correct or supplement any provision in this Agreement that would not be inconsistent with any other provision in this Agreement; (iv) make a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, statute, ruling or regulation of any U.S. federal, U.S. state or non-U.S. governmental entity, so long as such change is made in a manner that minimizes any adverse effect on the Limited Partners; (v) make a change in any provision of this Agreement that requires any action to be taken by or on behalf of the General Partner or the Partnership pursuant to applicable Delaware law if the provisions of applicable Delaware law are amended, modified or revoked so that the taking of such action is no longer required; (vi) prevent the Partnership from in any manner being deemed an "investment company" subject to the provisions of the 1940 Act and/or being deemed a "commodity pool" under the Commodity Exchange Act of 1936. Any amendment to this Agreement which may, pursuant to this Section 8.03, be made unilaterally by the General Partner may be made by way of a written instrument executed solely by the General Partner and each Partner shall be deemed bound by any such amendment made in accordance with this Section 8.03.

Notwithstanding the foregoing, the Partners hereby agree that in connection with a proposed amendment to this Agreement that requires the written consent of Limited Partners, each Limited Partner has an affirmative duty to notify the General Partner as to whether or not such Limited Partner consents to such proposed amendment.

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Section 8.04. Waivers and Other Agreements; Reconstitution.

(a) The General Partner (and, as applicable, the Investment Manager) may, in its sole discretion, agree with a Limited Partner, including one who is an Affiliate of the General Partner and the Investment Manager, to (i) waive, reduce, rebate, defer or calculate differently all or a portion of the Management Fee; (ii) waive minimums and due dates for Capital Contributions or interest charged on late Capital Contributions in Section 3.02; (ii) waive Section 4.01 hereof by agreeing to admit a Partner on a date other than at the beginning of the month; (iii) modify the withdrawal dates or the required notice period specified in ARTICLE V; and (iv) modify or waive any other rights of or terms applicable to such Limited Partner. The Partners hereto agree that any rights established, or any terms of this Agreement or any subscription agreement altered or supplemented, in any agreement with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the other provisions within this Agreement or any subscription agreement. Such arrangements will not be disclosed to some or all other Limited Partners unless otherwise determined by the General Partner.

(b) The General Partner in its sole discretion and without the consent of any other Partner may reconstitute, convert or merge the Partnership with or into another form of entity by conversion, division, merger, consolidation or otherwise.

Section 8.05. Non-Voting Interests of BHC Limited Partners. The portion of any Interests in the Partnership held for their own account by a BHC Limited Partner whose Interests in the Partnership are determined, at any time to be in excess of 4.99% (or such greater or lesser percentage as may be permitted or required under Section 4(c)(6) of the BHCA) of the total outstanding aggregate voting interests of all Limited Partners, excluding any other interests that are non-voting interests pursuant to this Section 8.05, shall be deemed to be non-voting interests in the Partnership to the extent of such excess above 4.99% (whether or not subsequently transferred, in whole or in part, to any other Person) (collectively, "Non-Voting Interests"), provided, that such Non-Voting Interests will be permitted to vote (i) on any proposal to dissolve or continue the business of the Partnership, and (ii) on matters with respect to which voting rights are not considered to be "voting securities" under 12 C.F.R. § 225.2(q)(2), including such matters which may "significantly and adversely" affect a BHC Limited Partner (such as amendments to this Agreement or modifications of the terms of its Interest). A BHC Limited Partner shall not be permitted to vote on the selection of any successor General Partner, and each BHC Limited Partner irrevocably waives its right to vote its Non-Voting Interest on the selection of a successor General Partner under Section 17-801 of the Act, which waiver shall be binding upon such BHC Limited Partner or any Person or entity that succeeds to its interest. To the extent permitted by the BHCA, and except as otherwise provided in this Section 8.05 and Section 8.06, Non-Voting Interests shall not be counted as interests held by any Limited Partner for purposes of determining whether any vote or consent required by this Agreement has been approved or given by the requisite percentage of the Limited Partners.

Notwithstanding the foregoing, any BHC Limited Partner may elect to no longer be treated as a BHC Limited Partner for the purposes of this Agreement by delivering written notice of such election to the General Partner. Any such election made by a BHC Limited Partner may be rescinded at any time by providing written notice thereof to the General Partner.

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Except as provided in this Section 8.05, an Interest held by a Limited Partner as a Non-Voting Interest shall be identical in all regards to all other interests held by Limited Partners.

Section 8.06. Non-Voting Interests of Registered Fund Limited Partners. An Interest owned by an investment fund registered as an investment company under the 1940 Act (a "Registered Fund Limited Partner"), shall be a Non-Voting Interest; provided, however, that such Non-Voting Interest shall be permitted to vote on matters with respect to which voting rights are not considered to be "voting securities" as defined under Section 2(a)(42) of the 1940 Act.

Except as provided in this Section 8.06, an Interest held by a Registered Fund Limited Partner as a Non-Voting Interest shall be identical in all regards to all other Interests held by Limited Partners.

Section 8.07. Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all of the terms and provisions hereof shall be construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction. References to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or reenacted.

Section 8.08. Consent to Jurisdiction. To the fullest extent permitted by law, in the event of any dispute arising out of the terms and conditions of this Agreement, the parties hereto consent and submit to the jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan.

Section 8.09. Adjustment of Basis of Partnership Property. Adjustment of Basis of Partnership Property. The General Partner, in its discretion, may cause the Partnership to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Partnership's property as provided by Sections 734 and 743 of the Code, if applicable. Each Limited Partner shall furnish to the General Partner such information as in necessary, in the sole judgment of the General Partner, to enable the Partnership to comply with its obligations under Section 734, 743 and 755 of the Code and applicable regulations, if applicable.

Section 8.10. No Third Party Rights. Except for the provisions of Section 2.04 and except with respect to any Indemnified Party, the provisions of this Agreement, including, without limitation, the provisions of Section 2.08 and Section 5.02, are not intended to be for the benefit of any creditor or other Person (other than the Partners in their capacities as such) to whom any debts, liabilities or obligations are owed by (or who otherwise have a claim against or dealings with) the Partnership or any Partner, and no such creditor or other Person shall obtain any rights under any of such provisions (whether as a third party beneficiary or otherwise) or shall by reason of any such provisions make any claim in respect to any debt, liability or obligation (or otherwise) including any debt, liability or obligation pursuant to Section 2.08, against the Partnership or any Partner.

Section 8.11. Confidentiality.

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(a) In connection with the organization of the Partnership and its ongoing business, the Limited Partners may have access to confidential proprietary information concerning the Partnership, the Investment Manager and the General Partner, including, by way of example, portfolio positions, valuations, information regarding potential investments, financial information, trade secrets and the like (the "Confidential Information"), which is proprietary in nature and nonpublic. No Limited Partner, nor any affiliate of any Limited Partner, shall disclose or cause to be disclosed any Confidential Information to any Person nor use any Confidential Information for its own purposes or its own account, except in connection with its investment in the Partnership and except (w) as otherwise required by any regulatory authority, law or regulation, or by legal process, (x) information that is or becomes available to the public generally without breach of this Section 8.11, (y) disclosures to the employees of the Limited Partner or any affiliate on a need-to-know basis (provided, however, that such Persons have been informed of the confidential nature of such information and, in any event, the Limited Partner disclosing such information shall be liable for any failure by such Persons to abide by the provisions of this Section 8.11) and (z) disclosures in connection with any litigation or dispute between or with the Partners or the Partnership. Notwithstanding the foregoing or anything else in this Agreement to the contrary, each such Limited Partner (and each employee, representative, or other agent of such Limited Partner) may disclose to any and all Persons, without limitation of any kind, the federal income tax treatment and tax structure of (i) the Partnership and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Partner relating to such tax treatment and tax structure.

(b) Each Limited Partner acknowledges that the other Partners are relying on such Limited Partner to maintain the confidentiality of any information relating to such other Partners, the Partnership, and the affairs thereof. Accordingly, the Limited Partners hereby acknowledge and agree that the rights of a Limited Partner to obtain information from the General Partner, the Investment Manager and the Partnership shall be restricted, in the General Partner's sole discretion, to only those rights provided for in the Act, this Agreement or otherwise granted by the General Partner in its sole discretion. The General Partner and the Partnership, in the General Partner's sole discretion, may also keep confidential, and not disclose to any or all Limited Partners, and may require the Limited Partners to keep confidential information regarding the ownership or beneficial ownership of any other Partner or Partners or, correspondence with any other Partner or Partners, to the extent that any such Partner has requested confidential treatment of such information; provided, that a Limited Partner may disclose such information (i) if required by any regulatory authority, law or regulation, or by legal process, (ii) if it becomes available to the public generally without breach of this Section 8.11(b) and (iii) in connection with any litigation or dispute between or with the Partners or the Partnership.

Section 8.12. Notices. Each notice relating to this Agreement shall be in writing or by electronic transmission (as defined in the Act) and delivered in-person, by registered or certified mail, by Federal Express or similar overnight courier service or by facsimile or email communication. All notices to the Partnership shall be addressed to its principal office and place of business. All notices addressed to a Partner shall be addressed to such Partner at the address set forth on the books and records of the Partnership. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when delivered personally, if delivered on a Business Day, and the next Business Day after personal delivery if delivered

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personally on a day that is not a Business Day; four Business Days after being deposited in the United States mail, postage prepaid, return receipt requested, if mailed; on the next Business Day after being deposited for next day delivery with Federal Express or similar overnight courier; when receipt is acknowledged, if faxed on a Business Day, and the next Business Day following the day on which receipt is acknowledged if faxed on a day that is not a Business Day; and when sent, if emailed.

Section 8.13. Goodwill. No value shall be placed on the name or goodwill of the Partnership, which shall belong exclusively to the General Partner or its designated Affiliates.

Section 8.14. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement.

Section 8.15. Pronouns. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons, firm or corporation may require in the context thereof.

Section 8.16. Survival. The provisions of Section 2.06, Section 2.07, Section 2.09, and ARTICLE VIII shall remain in effect after the dissolution, winding-up and liquidation of the Partnership and the termination of this Agreement.

Section 8.17. Severability. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 8.18. Legal Counsel. The General Partner has engaged Ropes & Gray LLP as legal counsel to the General Partner and the Partnership. Except to the extent separately engaged by a Limited Partner, Ropes & Gray LLP has not been engaged to protect or represent the interest of any Limited Partner vis-à-vis the Partnership, the General Partner or the preparation of this Agreement and no legal counsel has been engaged by the General Partner or the Partnership to act in such capacity. Each Limited Partner: (i) acknowledges that actual or potential conflicts of interest exist among the Partners, that such Limited Partner's interests will not be represented by legal counsel unless such Limited Partner engages counsel on its own behalf, and that such Limited Partner has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement; (ii) agrees that, in the event of a dispute between one or more Limited Partners, on the one hand, and the General Partner or the Partnership, on the other hand, Ropes & Gray LLP may represent the General Partner, one or more equityholders thereof, or the Partnership; and (iii) acknowledges that the approvals, acknowledgements, and waivers made by such Limited Partners pursuant to this Section 8.18 do not reflect or create a right under this Agreement on the part of such Limited Partner to approve the General Partner's selection of legal counsel to the General Partner or the Partnership.

Section 8.19. Entire Agreement. Except as otherwise agreed by a Limited Partner and the General Partner in writing, this Agreement, together with the Limited Partners' subscription

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agreements and side letters and the documents expressly referred to herein, each as amended or supplemented from time to time, constitutes the entire agreement among the parties hereto with respect to the subject matter herein or therein, and supersedes any prior agreement or understanding among the parties hereto, and each Limited Partner expressly disclaims reliance in entering into this Agreement, its subscription agreement and any of the other documents referred to herein on any representations, warranties, statements, promises, covenants or undertakings of any nature or kind, written or oral, by the General Partner or any other Person acting on the Partnership's behalf, other than those expressly set forth in this Agreement or in such other documents; provided, that the General Partner, on its own behalf or on behalf of the Partnership, without any further act, approval or vote of any Partner, may enter into side letters or other writings with individual Limited Partners which shall have the effect of establishing rights under, or altering or supplementing, the terms of, this Agreement or of any subscription agreement with respect to such Limited Partner. The parties hereto agree that any rights established, or any terms of this Agreement or of any subscription agreement altered or supplemented in a side letter or such other writing with a Limited Partner shall govern solely with respect to such Limited Partner (but not any of such Limited Partner's assignees or transferees unless so specified in such side letter) notwithstanding any other provision of this Agreement. The General Partner shall, in its sole and absolute discretion, be permitted to provide copies of any such side letters or other writings with individual Limited Partners to other Limited Partners.

Section 8.20. Table. Certain terms used in this Agreement have the meanings given them in the following Sections:

Term	Section
1933 Act	Section 1.07
1940 Act	Section 1.07
Accounting Period	Section 3.01(a)
Act	Section 1.01
Affiliates	Section 1.06
Agreement	Introduction
Authorized Investment	Section 1.06(a)
Beginning Value	Section 3.01(b)
Benefit Plan Investors	Section 5.03
BHCA	Section 5.05(i)
BHC Affiliate	Section 5.05(i)
BHC Limited Partner	Section 5.05(i)
Business Day	Section 3.02(a)
Capital Accounts	Section 3.03(a)
Capital Contribution	Section 5.02(a)(i)
Class	Section 1.05
Code	Section 2.02(p)
Confidential Information	Section 8.11(a)
Digital Assets	Section 1.06(a)
Disabling Conduct	Section 2.06(a)
Ending Value	Section 3.01(d)
ERISA	Section 5.03

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Term	Section
FATCA	Section 7.04
Feeder Fund	Section 2.10
Feeder Fund Investor	Section 2.10
Fiscal Quarter	Section 1.04
Fiscal Year	Section 1.04
GAAP	Section 3.06(c)
General Partner	Introduction
Indemnified Party	Section 2.06(a)
Initial Agreement	Section 1.01
Initial Capital Contribution	Section 3.02(a)
Initial Limited Partner	Introduction
Interests	Section 3.01(c)
Investment Manager	Section 2.02(dd)
Limited Partner	Introduction
Management Fee	Section 2.09(a)
Net Assets	Section 3.01(e)
Net Capital Appreciation	Section 3.01(f)
Net Capital Depreciation	Section 3.01(g)
Non-Voting Interests	Section 8.05
Other Business	Section 2.05(b)(i)
Other Clients	Section 2.02(z)
Partners	Introduction
Partnership	Introduction
Partnership Expenses	Section 2.02(n)
Partnership Percentage	Section 3.04(a)
Partnership Representative	Section 7.03(a)
Partnership Tax Audit Rules	Section 7.03(a)
Partnership Voting Percentage	Section 3.04(b)
Person	Section 1.06
PPM	Section 2.05(b)
Registered Fund Limited Partner	Section 8.06
Related Parties	Section 2.05(b)(i)
Related Transactions	Section 2.05(b)(v)
SPV	Section 1.06
Tax Liability	Section 5.05(g)
Withdrawal Date	Section 5.02(a)(i)
Withdrawing Partner	Section 3.07

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IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date first set forth above.

INITIAL LIMITED PARTNER:

By: ______________________________
Name: Reuben Grinberg
Title: General Counsel

GENERAL PARTNER:

NYDIG DIGITAL ASSETS FUND III (GP) LLC

By: ______________________________
Name: Reuben Grinberg
Title: General Counsel

LIMITED PARTNER:

By: ______________________________
Name: Merrick Okamoto
Title: CEO, Marathon Patent Group, Inc.

DocuSign Envelope ID: 8A2AD920-EAD1-49BF-9AD5-D22E9D6857CD

Execution Version

AMENDMENT NO. 1

to the

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

of

NYDIG DIGITAL ASSETS FUND III, LP

This Amendment No. 1 (this "Amendment") to the Amended and Restated Limited Partnership Agreement dated as of November 9, 2020, (the "Agreement") of NYDIG Digital Assets Fund III, LP (the "Partnership"), a limited partnership organized pursuant to the laws of the State of Delaware, is entered into as of March 24, 2021, by NYDIG Digital Assets Fund III (GP) LLC (the "General Partner"). Capitalized terms used herein and not defined shall have the meaning as defined in the Agreement.

WHEREAS, pursuant to Section 8.04(a) of the Agreement, the General Partner may, in its sole discretion, reduce the Management Fee;

WHEREAS, the General Partner desires to reduce the Management Fee effective as of the date set forth above; and

NOW THEREFORE, the General Partner hereby amends the Agreement pursuant to Section 8.04 thereof as follows:

1. Amendments.

(a) Section 2.09(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

> (a) The Partnership will pay to the Investment Manager, pursuant to a management agreement with the Investment Manager, and each Limited Partner shall be accordingly charged, a management fee (the "Management Fee"), accrued daily and payable monthly in arrears, at the annual rate of 0.30% of the net asset value of such Limited Partner's Capital Account, determined as of the last Business Day of each calendar month and calculated using the average of the NAV as of 4:00 p.m. Eastern time on each calendar day during that month (taking into account expenses of the Partnership charged to the Partnership but without taking into account any withdrawal occurring on such date). The Management Fee is payable whether or not the Partnership is profitable, and the General Partner may cause the Partnership to retain cash, including a portion of each Limited Partner's contributed capital, to establish a reserve for payment of the Management Fee. With the prior written consent of the Investment Manager, the General Partner may, in its sole discretion, defer or waive payment of all or any part of any installment of the Management Fee. The Partnership's Digital Assets may be liquidated in order to pay the

DocuSign Envelope ID: 8A2AD920-EAD1-49BF-9AD5-D22E9D6857CD

Management Fee. In the event that a Limited Partner makes a capital contribution to the Partnership other than as of the first day of a calendar month, the Management Fee will be pro-rated based on the admission date of such Limited Partner or the date of such additional contribution. In the case of a Limited Partner who withdraws any or all of a Capital Account established prior to the last day of a calendar month, the Management Fee payable by the Limited Partner shall be pro-rated based on the applicable Withdrawal Date and any Management Fees paid by such Limited Partner in excess of the pro-rated amount owed shall be credited to such Capital Account. To the extent that the Partnership does not pay the Management Fee when it becomes payable, the Management Fee will accrue until paid.

2. No Other Amendments. Except as hereby amended, the Agreement shall remain in full force and effect.

3. Governing Law. This Amendment shall be governed by, and construed under, the Laws of the State of Delaware, all rights and remedies being governed by said laws.

[Remainder in page intentionally left blank]

DocuSign Envelope ID: 8A2AD920-EAD1-49BF-9AD5-D22E9D6857CD

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amendment as of the date first written above.

GENERAL PARTNER:

NYDIG DIGITAL ASSETS FUND III (GP) LLC

By: ______________________
Name: Trevor Kiviat
Title: Authorized Person

[Signature Page to Amendment No. 1 to the Limited Partnership Agreement for NYDIG Digital Assets Fund III, LP]

MANAGEMENT AGREEMENT

NYDIG Digital Assets Fund III, LP

This **MANAGEMENT AGREEMENT**, dated and effective as of January 21, 2021 (the "Agreement"), is between NYDIG Asset Management LLC, a Delaware limited liability company (the "Manager"), and NYDIG Digital Assets Fund III, LP, a Delaware limited partnership (the "Fund"), on its behalf and on behalf of any wholly-owned and controlled special purpose vehicles of the Fund that may be formed by the Fund and listed on Exhibit A hereto from time to time (each, an "SPV"). Capitalized terms used but not defined herein have the meanings given to them in the Amended and Restated Limited Partnership Agreement of the Fund, as amended, restated or otherwise modified from time to time (the "Limited Partnership Agreement").

In consideration of the mutual covenants contained in this Agreement, it is agreed as follows:

1. Appointment.

The Fund appoints the Manager as manager with respect to the Fund's and any SPV's assets for the period and on the terms set forth in this Agreement, and the Manager accepts such appointment. References herein to the Fund include references to an SPV in respect of the rights and obligations and all other terms set forth in this Agreement, as and to the extent applicable.

2. Authority and Duties of the Manager.

(a) The Manager or any of its Affiliates, to the extent permitted by applicable laws, rules and regulatory interpretations, agrees to furnish continuously an investment program for the Fund. In this regard, the Manager will manage the investment and reinvestment of the Fund's assets, determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested, determine the appropriate security and custody arrangements for a particular digital asset held by the Fund, custody or engage affiliated or third-party custodian(s) to custody digital assets held by the Fund, and continuously review, supervise and administer the investment program of the Fund.

(b) The Fund constitutes and appoints the Manager as the Fund's true and lawful representative and attorney-in-fact, with full power of delegation (to any one or more permitted sub-managers), in the Fund's name, place and stead, to accept or reject any investment in the Fund and to take any other action contemplated by the subscription agreement for the Fund, and to make, execute, sign, acknowledge and deliver all subscription and other agreements, contracts and undertakings on behalf of the Fund as the Manager may deem necessary or advisable for implementing the investment program of the Fund by purchasing, selling and redeeming its assets and placing orders for such purchases and sales.

(c) The Manager agrees that it will discharge its responsibilities under this Agreement in accordance with the terms hereof, the Limited Partnership Agreement, the investment objectives, policies, procedures, guidelines and restrictions of the Fund, and any applicable federal and state laws, rules and regulations, all as from time to time in effect.

(d) The Manager may, from time to time, delegate to a sub-manager any of the Manager's duties under this Agreement, including the management of all or a portion of the assets being managed. In all instances, however, the Manager must oversee the provision of

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delegated services, the Manager must bear the separate costs of employing any sub-manager (provided that the Fund will remain responsible for its own expenses, as described in Section 4 below), and no delegation will relieve the Manager of any of its obligations under this Agreement.

(e) The Fund acknowledges that the Manager is not an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended (the "Advisers Act").

(f) The Fund acknowledges that the Manager is not a commodity trading advisor or commodity pool operator registered under the U.S. Commodity Exchange Act, as amended.

3. Fees.

As full compensation for the services rendered by the Manager pursuant to the terms of this Agreement, the Fund shall pay to the Manager the Management Fee, calculated and payable as described in Section 2.09 of the Limited Partnership Agreement.

4. Expenses.

(a) Other than as specifically indicated in this Agreement, and other than any custody expense or fee that is payable to NYDIG Trust Company LLC, the Manager shall not be required to pay any expenses of the Fund. The Manager shall bear its own overhead expenses attributable to its duties hereunder (including, without limitation, rent, utilities, supplies, secretarial expenses, stationary, charges for furniture, fixtures and equipment, employee benefits including health insurance, payroll, and other taxes and compensation (and related costs) of all personnel). The Fund is not responsible for the overhead expenses of the Manager.

(b) The Fund will bear all of the legal and other out-of-pocket expenses incurred in connection with the organization of the Fund and the offering of its interests. The Fund will additionally bear all of its own expenses, including, but not limited to, such expenses as described in Section 2.02(n) of the Limited Partnership Agreement. Nothing in this paragraph 4(b) shall limit the generality of the first sentence of paragraph 4(a) of this Agreement.

5. Other Activities and Investments.

(a) None of the Manager or any of its Affiliates is obligated to devote their full time to the Fund, but will devote such time as the Manager, in its sole discretion, deems necessary to carry out the operations of the Fund effectively, and none of the Manager or its Affiliates shall be obligated to do or perform any act or thing in connection with the business of the Fund not expressly set forth herein.

(b) The services of the Manager to the Fund are not to be deemed exclusive, and the Manager is free to render similar services to others so long as its services to the Fund are not impaired thereby. To the extent that Affiliates of, or other accounts managed by, the Manager invest in investment opportunities that limit the amount of assets and the number of accounts that they will manage, the Manager may be required to choose between the Fund and other accounts or affiliated entities in making allocation decisions. The Manager will make allocation decisions in a manner it believes to be equitable to each account. It is recognized

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that in some cases this may adversely affect the price paid or received by the Fund or the size or position obtainable for or disposed by the Fund. Nothing herein contained in this Section 5 shall be deemed to preclude the Manager or its Affiliates from exercising investment responsibility, from engaging directly or indirectly in any other business or from directly or indirectly purchasing, selling, holding or otherwise dealing with any digital assets or securities of investment opportunities for the account of any such other business, for their own accounts, for any of their family members or for other clients.

(c) It is understood that any of the Partners, officers and employees of the Fund may be a shareholder, director, officer or employee of, or be otherwise interested in, the Manager, and in any person controlled by or under common control with the Manager, and that the Manager and any person controlled by or under common control with the Manager may have an interest in the Fund. It is also understood that the Manager and any person controlled by or under common control with the Manager may have advisory, management, service or other contracts with other organizations and persons and may have other interests and business.

6. Reports and Other Information.

The Fund and the Manager agree to furnish to each other, if applicable, the Limited Partnership Agreement, current offering documents, proxy statements, reports to Partners, certified copies of their financial statements, and such other information with respect to their affairs as each may reasonably request. The Manager further agrees to furnish to the Fund, if applicable, the same such documents and information pertaining to any sub-manager as the Fund may reasonably request.

7. Scope of Liability; Indemnification.

(a) The Fund shall indemnify and save harmless the Indemnified Parties to the fullest extent permitted by law and by the Limited Partnership Agreement. The right of an Indemnified Party to advancement of fees and expenses shall be governed by the Limited Partnership Agreement.

8. Term; Termination; Assignment

(a) This Agreement shall become effective as of the date of its execution, and may at any time be terminated on sixty days' written notice to the Manager by the Fund upon a material breach by the Manager of its obligations under this Agreement; and this Agreement may be terminated by the Manager on sixty days' written notice to the Fund. Termination of this Agreement pursuant to this Section 8 shall be without the payment of any penalty.

(b) In the event the Manager is deemed to be an "investment adviser" to the Fund, within the meaning of Section 202(a)(11) of the Advisers Act, with respect to its services under this Agreement, the following provision is given effect, including, for the avoidance of doubt, retroactive effect from the date of effectiveness of this Agreement or the date the Manager is deemed to be an "investment adviser" to the Fund under the Advisers Act (whichever is earlier):

The Agreement may not be assigned, within the meaning of Section 202(a)(1) of the Advisers Act, the rules thereunder, and SEC staff interpretations thereof, by the Manager

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without the consent of the Fund. For the avoidance of doubt, consent, as used in this Section 8(b), includes negative consent.

10. Amendment; Modification; Waiver.

This Agreement shall not be amended, nor shall any provision of this Agreement be considered modified or waived, unless evidenced by a writing signed by the parties hereto.

11. Use of the Name "NYDIG" and "New York Digital Investment Group."

The Fund acknowledges that, as between it and the Manager, the Manager owns and controls the terms "NYDIG" and "New York Digital Investment Group" (the "Marks"). The Manager grants to the Fund a royalty-free, non-exclusive license to use the Marks in its name for the duration of this Agreement and any extensions or renewals thereof. Such license may, upon termination of this Agreement, be terminated by the Manager, in which event the Fund shall promptly take whatever action may be necessary (including requiring consent of the Partners) to change its name and to discontinue any further use of the Marks in the name of the Fund or otherwise. The Marks may be used or licensed by the Manager in connection with any of its activities, or licensed by the Manager to any other party.

12. Notices.

Except as otherwise provided herein, all communications hereunder shall be in writing and shall be delivered by mail, hand delivery or courier, or sent by telecopier or electronically to the requisite party, at its address as specified by such party.

13. Governing Law.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

14. Fund Obligations.

This Agreement is made by the Fund, and executed on behalf of the Fund by its General Partner, and the obligations created hereby are not binding on any of the Partners, employees, or agents, whether past, present, or future, of the Fund individually, but bind only the assets and property of the Fund.

15. Counterparts.

This Agreement may be executed in multiple counterparts all of which counterparts together shall constitute one agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NYDIG ASSET MANAGEMENT LLC

By: ____
Name:
Title:

NYDIG Digital Assets Fund III, LP

By: NYDIG Digital Assets Fund III (GP) LLC, its General Partner

By: ____
Name:
Title:

70980001_5